As filed with the Securities and Exchange Commission on June 11, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM S-1/A
(Amendment No.1)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Novusterra Inc.
(Exact name of registrant as specified in its charter)

Florida	3990	85-3129871
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification No.)

561 NE 79th Street, Suite 325
Miami, FL 33138
(786) 473-6233
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

I. Andrew Weeraratne
Chief Executive Officer
561 NE 79th Street, Suite 325
Miami, FL 33138
(786) 473-6233
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please send copies of all communications to:

Clifford J. Hunt Law Office of Clifford J. Hunt, P.A. 8200 Seminole Boulevard Seminole, Florida 33772 (727) 471-0444	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square New York, New York 10036 (212) 421-4100

As soon as practicable after this registration statement becomes effective
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑
Emerging Growth Company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock at no par value per share	-	-	$20,000,000	$1,618.40
Representative’s warrants (4)	-	-	-	-
Common stock underlying underwriters’ warrants (5)	-	-	1,000,000	$80.92
Total	-	-	$21,000,000	$1699.32(3)

(1)
To the extent permitted by Rule 416, this registration statement also covers such additional number of shares of common stock as may be issuable in the event of stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(3)
Such fee has already been paid by Novusterra Inc.

(4)
No fee pursuant to Rule 457(g) under the Securities Act.

(5)
The warrants are exercisable at a per share exercise price equal to 100% of the public offering price. As estimated solely for the purpose of recalculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the underwriters’ warrants is equal to 100% of $1,000,000 ($5.0% of $20,000,000).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED __________, 2021

PROSPECTUS

Novusterra Inc.

Shares of Common Stock

This is a firm commitment initial offering of shares of common stock, no par value (the “Common Stock”) of Novusterra Inc. (the “Company,” “we,” “us” or “our”). We are offering up to a total of shares of our Common Stock. It is currently estimated that the initial public offering price per share of common stock will be between $--- and $---. All proceeds received by us from the sale of the shares of Common Stock offered hereby will be deposited into our corporate account and will immediately be available for our use (See “Use of Proceeds”).

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on The Nasdaq Global Market (the “Exchange”) under the symbol “------.” There is no assurance that our listing application will be approved by the Exchange. If our common stock is not listed on the Exchange, we will not consummate this offering. On April 15, 2021, our Board of Directors, and on April 16, 2021, stockholders holding a majority of our outstanding voting shares, authorized a reverse stock split of the outstanding shares of our common stock in a range of up to one-for-three (1:3), which became effective as of April 16, 2021. All share numbers in this prospectus have thus been adjusted to give effect to such reverse stock split, except for the financial statements and notes thereto.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See “Summary—Implications of Being an Emerging Growth Company.”

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1) Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Kingswood Capital Markets, the representative of the underwriters. We have also agreed to issue warrants to the representative of the underwriters. See “Underwriting ” for additional information regarding underwriter compensation.

We have granted the underwriters the option for a period of 45 days to purchase up to an additional ----------- shares of our common stock at the initial public offering price less the underwriting discounts and commissions, solely to cover over-allotments, if any.

The underwriter expects to deliver the shares against payment on or about     , 2021.

Sole Book-Running Manager

KINGSWOOD CAPITAL MARKETS
division of Benchmark Investments, Inc.

The date of this prospectus is __________, 2021

ABOUT THIS PROSPECTUS

You should only rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information otherwise. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

On April 15, 2021 our Board of Directors, and on April 16, 2021, stockholders holding a majority of our outstanding voting shares, authorized a reverse stock split of the outstanding shares of our common stock in a range of up to one-for-three (1:3), which became effective as of April 16, 2021. All share numbers in this prospectus have thus been adjusted to give effect to such reverse stock split, except for the financial statements and notes thereto.

OTHER INFORMATION

We maintain our web site at www.novusterrainc.com. Information on such web site is not considered a part of this prospectus. Unless specifically set forth to the contrary, when used in this prospectus the terms “Novusterra”, “we”, “us”, “our” and similar terms refer to Novusterra Inc., a Florida corporation.

PROSPECTUS SUMMARY

Basis of Presentation

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Market, Industry and Other Data

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies and our own estimates based on our management’s knowledge of, and experience in, the industry and markets in which we compete.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our products. Market data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market data. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market data. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in such specified market based on sales dollars, unless the context otherwise requires.

About Us

The Company, sometimes referred to herein as "we," "us,” “our," and the "Company" and/or "Novusterra Inc.” was incorporated on September 21, 2020, in the State of Florida. Our fiscal year-end date is December 31. Our address is 561 NE 79th Street Suite 325, Miami FL 33138 our telephone number to 786-473-6233 and our website is www.novusterrainc.com. However, you should not consider any information on, or that can be accessed through, our website a part of this Registration Statement.

We began with the objective to build a Rare Earth Elements (“REE”) Processing Facility to process REE for commercial use. However, as approved by a Board of Directors meeting held on March 19, 2021, we changed our objective to manufacture and market Graphene for commercial use in a joint venture with a division of American Resources Corporation (NASDAQ: AREC) (“ARC”). We have signed a lease agreement with ARC to lease land and a building ARC owns in Kentucky to build our Graphene manufacturing factory and we are currently installing equipment needed to begin the process of making Graphene from Carbon.

As approved at a special shareholders meeting attended by major shareholders on March 19, 2021, we signed an agreement with ARC on March 31, 2021 to issue ARC 10,000,000 shares of Class B common stock (with 10 votes each) plus 5,700,000 shares of Class A common stock (with one vote each) of the Company, comprising 51.14% of total shares giving 87.57% of voting power to ARC, who plans to distribute such shares to ARC’s shareholders as stock dividends after the completion of this offering. At a special shareholders meeting held on April 4, 2021 attended by majority of shareholders, including ARC, the Company voted to eliminate the Class B shares and increase the Class A shares by the number of Class B shares then outstanding, and designate the Class A shares as “Common Shares.”. Further, at a special stockholders meeting held on April 16, 2021 attended by a majority of shareholders, the Company voted to effectuate a one-for-three (1:3) reverse stock split, which became effective as of April 16, 2021.

Also, the agreement with ARC provides that each of the Company and ARC are entitled to receive fifty percent (50%) of the operating profits from our Graphene manufacturing and marketing business.

Also, on March 31, 2021, we signed an agreement with ARC that provides for our nonexclusive sublicense from ARC of certain patents ARC currently owns relating to the manufacture of Graphene using coal byproducts. Pursuant to such agreement, we agreed to raise funds via an initial public offering in order to build a manufacturing facility to produce and market Graphene commercially. As part of the above two agreements, Andrew Weeraratne (“AW”) stepped down as the Chairman of the Board of our Company and was replaced by Mark Jensen (“MJ”), the Chief Executive Officer and the Chairman of the Board of ARC.

Graphene has been unknowingly produced in small quantities for centuries, through the use of pencils and other similar applications of graphite. However, only in the recent years have the valuable qualities of Graphene has been discovered. In 1947, Canadian physicist Philip Wallace wrote a pioneering paper about the electronic behavior of graphite that sparked considerable interest in the field.1 Further, in 1960, Nobel Prize winning chemist Linus Pauling speculated about how flat, single layers of Carbon atoms would behave. In 1962, such materials were named "Graphene" by German chemist Hanns-Peter Boehm, who had spotted them under his electron microscope the year before.

We have listed detailed uses of Graphene, marketing and commercialization strategy elsewhere in this registration statements. However, to briefly outline, Graphene can be used for energy storage to water filtration, to solidify various productions through mixing with other raw materials to maintaining body temperature by lacing Graphene in wearables among many other uses of Graphene.

Emerging Growth Company

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. As an emerging growth company, we are exempt from certain financial disclosure and governance requirements for up to five years as defined in the Jumpstart Our Business Startups Act (“the JOBS Act”), that eases restrictions on the sale of securities; and increases the number of shareholders a company must have before becoming subject to the SEC’s reporting and disclosure rules. We shall continue to be deemed an emerging growth company until the earliest of:

(a)
our annual gross revenue exceeds $1.07 billion;

(b)
the last day of our fiscal year following the fifth anniversary of the completion of this offering;

(c)
we issue more than $1.0 billion of non-convertible debt in any three-year period; or

(d)
we become a “large accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are also exempt from Section 14A (a) and (b) of the Exchange Act, which requires the shareholder approval of executive compensation and golden parachutes.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Exchange Listing

We intend to file an application to list our common stock on the Exchange under the symbol “[ ]”. No assurance can be given that our application will be approved. If our application to the Exchange is not approved or we otherwise determine that we will not be able to secure the listing of the common stock on the Exchange, we will not complete the offering.

1 See https://www.explainthatstuff.com/ ..

SUMMARY OF THE OFFERING

Securities Offered (1):	Up to shares of the Company’s Common Stock.

Gross proceeds to us, net of underwriting discounts and commissions but before expenses:
$ , or $ if the underwriters exercise their option to purchase additional shares in full, based on an assumed public offering price of $[ ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.

Use of Proceeds:
We will use the net proceeds, for which there is no guarantee of receipt, of this offering to build a manufacturing plant to make Graphene, and for working capital purposes (see “Use of Proceeds” on page 10).

Common Stock Outstanding Prior to the Offering:	10,481,341 shares of Common Stock.

Common Stock Outstanding After the Offering (2):	----- shares of Common Stock ( shares of Common Stock, if the underwriter exercises the over-allotment option in full).

Proposed Exchange Symbol:	“----”

Risk Factors:	Investing in our Common Stock involves a high degree of risk. Please refer to the section entitled “Risk Factors” before making an investment in our Common Stock.

Representative’s Warrants
We will issue to Kingswood Capital Markets, division of Benchmark Investments, Inc., as representative of the underwriters or its designees at the closing of this offering warrants purchasing the number of shares of common stock equal to 5% of the aggregate number of shares of Common Stock sold in this offering. The representative’s warrant will be exercisable immediately and will expire five years after the effective date of the registration statement for this offering. The exercise price of the representative’s warrant will equal 100% of the public offering price per share. See “Underwriting.”

Lock-up
We, our directors, officers and all of our existing shareholders have agreed with the underwriter not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock as described in further detail in the prospectus, for a period of 180 days after the date of this prospectus. See “Underwriting.”

(1)
In addition, the underwriter has been granted an over-allotment option pursuant to which it may purchase an additional shares of Common Stock.
(2)
The number of shares of Common Stock outstanding immediately following this offering is based on 10,481,341 shares outstanding as of [ ], 2021 and excludes up to shares of Common Stock issuable upon the exercise of the representative’s warrants issued in connection with this offering.

SUMMARY FINANCIAL INFORMATION

The following summary financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements and Notes thereto, included elsewhere in this prospectus.

For the Period from Sept 21, 2020 through Dec 31, 2020
Statement of Operations

Revenues	$-0-
Cost of Revenues	$-0-
General and Administrative Expenses	$2,538
Total Operating Expenses	$2,538
Other Income	$-0-
Net Loss	$2,538

As of December 31, 2020
Balance Sheet Data

Cash	$12,347
Total Assets	$12,347
Total Liabilities	$6,538
Stockholders’ Equity	$5,809

RISK FACTORS

An investment in our Common Stock involves a significant degree of risk. You should not invest in our Common Stock unless you can afford to lose your entire investment. You should consider carefully the following risk factors and other information in this prospectus before deciding to invest in our Common Stock.

Risks Related to our Common Stock and this Offering

There is no public market for our shares.

Currently, there is no public market for our shares. We have applied to list our common stock on the Exchange under the symbol “[ ].” There is no assurance that the trading market for our common stock will become more active or liquid. Furthermore, there can be no assurance any broker will be interested in trading our stock. Therefore, it may be difficult to sell your shares of common stock if you desire or need to sell them.

Our management has full discretion as to the use of proceeds from this offering.

We presently anticipate that the net proceeds from this offering will be used for the purposes set forth under “Use of Proceeds” appearing elsewhere in this Offering Memorandum. We reserve the right, however, to use the net proceeds from this offering for other purposes not presently contemplated which we deem to be in our best interests in order to address changed circumstances and opportunities. As a result of the foregoing, purchasers of the Shares offered hereby will be entrusting their funds to our management, upon whose judgment and discretion the investors must depend, with only limited information concerning management's specific intentions.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the Exchange or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

We have effected a reverse stock split of our outstanding common stock.

We expect that the reverse stock split will increase the market price of our common stock while our stock is trading and enable us to meet the minimum market price requirement of the listing rules of the Exchange. However, the effect of a reverse stock split upon the market price of our common stock cannot be predicted with certainty, and the results of reverse stock splits by companies in similar circumstances have been varied. It is possible that the market price of our common stock following the reverse stock split will not increase sufficiently for us to be in compliance with the minimum market price requirement of the Exchange, or if it does, that such price will be sustained. If we are unable to meet the minimum market price requirement, we may be unable to list our shares on the Exchange, in which case such an offering may not be completed.

Even if the reverse stock split achieves the requisite increase in the market price of our common stock, there can be no assurance that we will be approved for listing on the Exchange or able to comply with other continued listing standards of the Exchange.

Even if the market price of our common stock increases sufficiently so that we comply with the minimum market price requirement, we cannot assure you that we will be able to comply with the other standards that we are required to meet in order to be approved for listing on the Exchange or maintain a listing of our common stock on the Exchange. Our failure to meet these requirements may result in our common stock being delisted from the Exchange.

Even after the reverse stock split, the trading price of our common stock may not be high enough to attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common stock may not improve.

There can be no assurance that the reverse stock split results in a share price that will attract new investors, including institutional investors, or that the share price will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common stock may not necessarily improve, our share price may decline and you may lose all or part of your investment.

Our stock price may be volatile, which could result in substantial losses to investors and litigation.

In addition to changes to market prices based on our results of operations and the factors discussed elsewhere in this “Risk Factors” section, the market price of and trading volume for our common stock may change for a variety of other reasons, not necessarily related to our actual operating performance.  The capital markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies.  These broad market fluctuations may adversely affect the trading price of our common stock.  In addition, the average daily trading volume of the securities of small companies can be very low, which may contribute to future volatility.  Factors that could cause the market price of our common stock to fluctuate significantly include:

●
the results of operating and financial performance and prospects of other companies in our industry;

●
strategic actions by us or our competitors, such as acquisitions or restructurings;

●
announcements of innovations, increased service capabilities, new or terminated customers or new, amended or terminated contracts by our competitors;

●
the public’s reaction to our press releases, other public announcements, and filings with the Securities and Exchange Commission;

●
lack of securities analyst coverage or speculation in the press or investment community about us or market opportunities in the smart glass industry;

●
changes in government policies in the United States and, as our international business increases, in other foreign countries;

●
changes in earnings estimates or recommendations by securities or research analysts who track our common stock or failure of our actual results of operations to meet those expectations;

●
market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

●
changes in accounting standards, policies, guidance, interpretations or principles;

●
any lawsuit involving us, our services or our products;

●
arrival and departure of key personnel;

●
sales of common stock by us, our investors or members of our management team; and

●
changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural or man-made disasters.

Any of these factors, as well as broader market and industry factors, may result in large and sudden changes in the trading volume of our common stock and could seriously harm the market price of our common stock, regardless of our operating performance. This may prevent you from being able to sell your shares at or above the price you paid for your shares, if at all. In addition, following periods of volatility in the market price of a company’s shares, stockholders often institute securities class action litigation against that company.  Our involvement in any class action suit or other legal proceeding could divert our senior management’s attention and could adversely affect our business, financial condition, results of operations and prospects.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the market price of our common stock will likely decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts, over whom we have no control, publish about us and our business.  We may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the market price for our common stock could decline. In the event we obtain securities or industry analyst coverage, the market price of our common stock could decline if one or more equity analysts downgrade our common stock or if those analysts issue unfavorable commentary, even if it is inaccurate, or cease publishing reports about us or our business.

Assuming we obtain an Exchange listing, we will incur material increased costs and become subject to additional regulations and requirements.

As a newly Exchange-listed public company, we will incur material additional legal, accounting and other expenses including recruiting and retaining qualified independent directors, payment of annual Exchange fees, and satisfying Exchange standards for companies listed with it. If our common stock is listed on an Exchange, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Exchange listing requirements, our common stock may be delisted. If we fail to meet any of the Exchange’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from the Exchange may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

We may acquire certain synergistic businesses already in operation in exchange for stock of our company and such acquisition efforts in future periods may be dilutive to our then current shareholders.

Our business model may result in the issuance of our securities to consummate certain acquisitions in the future. As a result, the percentage ownership of our Company held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock. As we will generally not be required to obtain the consent of our shareholders before entering into acquisition transactions, shareholders are dependent upon the judgment of our management in determining the number of, and characteristics of stock issued as consideration in an acquisition.

Risks Related to Our Business

Our Company is a newly started business and may contain the ordinary risks all new businesses have to go through in the early years.

We were formed on September 21, 2020 and our objective is to build a Graphene manufacturing Facility. Our business prospects are difficult to predict because of the early stage of development, our unproven business strategy, and our capital needs. Like most newly begun companies, we have incurred losses since we began and may continue to incur losses. As a development stage company, we face numerous risks and uncertainties in implementing our business plan and there are no assurances that we will be successful.

We have no history of manufacturing Graphene and will be conducting the process based on experiments made in a lab.

We are an early-stage company and have no history of manufacturing and marketing Graphene. Our joint venture partner ARC has bought the rights to patents based on tests done in a lab to make Graphene using Carbon. As such, any future revenues and profits are uncertain until we can make them commercially and begin marketing them.

Our production process primarily relies on patented technology that we have sublicensed from ARC, which has licensed it from a third party. If ARC does not comply with the requirements of its license agreement, we may lose our ability to use such patented technology.

Our Graphene manufacturing facility will use production methods that have been patented by Ohio University, which have been licensed to ARC and sublicensed to us on a non-exclusive basis from ARC. The rights and obligations of our sub-license will be governed by ARC’s rights and obligations under its license agreement with Ohio University. If ARC does not comply with such obligations, we may lose our ability to use such patented technology. Therefore, it is imperative for us that ARC comply with the terms of its license agreement with Ohio University. Any violation could materially disrupt our production process.

We plan to look for and seek out joint venture partners in the early years of our business and we may fail to identify joint venture partners or may fail to successfully manage joint ventures.

Since we are at the early stage of Graphene manufacturing industry, we plan to hire personnel, and also, focus on doing joint venture with other companies already operating in the industry. However, there can be no assurance that the Company will be able to identify joint venture candidates or that we will succeed at effectively managing the operation of any joint venture. Unprofitable joint ventures may negatively affect the Company's results of operations and our ability to continue as an ongoing concern.

We may need additional financing which we may not be able to obtain on acceptable terms. Additional capital raising efforts in future periods may be dilutive to our then current shareholders or result in increased interest expenses in future periods.

It may require us to raise additional working capital to continue to implement our business model. Our future capital requirements, however, depend on a number of factors, including our operations, the financial condition of an acquisition target and its needs for capital, our ability to grow revenues from other sources, our ability to manage the growth of our business and our ability to control our expenses. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our Company held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of the Shares. We cannot assure that we will be able to raise the working capital as needed in the future on terms acceptable to us, if at all. If we do not raise funds as needed, we will be unable to fully implement our business model, fund our ongoing operations or grow our company.

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

We currently have not enough management with experience in operating a Graphene manufacturing and marketing facility. We intend to use the funds we raise from this offering to hire such management and/or engage in joint venture activities with others already operating processing facilities. Competition for additional qualified management is intense, and we may be unable to attract and retain additional key personnel, or to attract and retain personnel on terms acceptable to us and our failure to do so could have a material adverse effect on our business, results of operations and financial condition.

The success of our business model is dependent upon our ability to identify products and applications using Graphene that we plan to manufacture for commercial use. We may not be able to attract enough companies who may agree to substitute Graphene as the raw materials to produce their products and applications.

Once we begin producing Graphene for commercial use, we will need to look for manufacturers that will use Graphene to make their products. At the current time, there are not many products using Graphene as the raw material. Thus, there is no guarantee that using Graphene as much as their substitutes will be common in the future and as such we face uncertainties as to the successful commercialization of our product.

Changes in the market price of Graphene, which in the past has fluctuated widely, will affect the profitability of our operations and financial condition.

Commodity prices have been volatile in the past and may continue to be volatile in the future. Future price may depend on the actions of dominant producers of global supply. If producers restrict supply, prices may increase or, if such producers decide to release stockpiles accumulated during a period, or due to government regulations, prices may fall. Our business depends on the price of our product to become profitable. We may not be able to weather any volatile price fluctuations, which may affect the profitability of our operations and financial condition.

Commodity manufacturing and sales may be subject to significant governmental regulations, which affect our operations and costs of conducting our business.

Our patented production method requires the use of various commodities and minerals. Mineral extraction and processing are governed by laws and regulations governing mineral concessions, acquisitions, development, and processing. There are also laws regulating exports and taxes on such exports, as well as occupational health and safety standards by which we must abide. These will increase our cost of operation and may delay production. Existing and possible future laws, regulations and permits governing operations and activities of exploration and processing companies, or more stringent implementation, could have a material adverse impact on our business and cause increases in capital expenditures or require abandonment or delays in production.

Our facilities and operations may be subject to a wide variety of federal, state, local and foreign environment laws and regulation which affect our operations and cost of conducting our business.

Our facilities and operations may be subject to a wide variety of federal, state, local and foreign environmental laws and regulations. These laws and regulations relate to air emissions, water discharges and solid and hazardous waste generation, treatment, storage, handling, transportation and disposal; the presence of wastes and other substances; the reporting of, responses to and liability for, releases of hazardous substances into the environment; and the import, production, packaging, labeling and transportation of products that are defined as hazardous or toxic or otherwise believed to have potential to harm the environment or human health. These laws and regulations (and the enforcement thereof) are periodically updated and are becoming increasingly stringent. Our joint venture partner, ARC, has incurred substantial costs in the past and will continue to incur additional costs in the future, to comply with these legal requirements. We expect to incur costs in an estimated amount of approximately $50,000 to comply with these legal requirements as well.

We are dependent on certain key personnel and the loss of these key personnel could have a material adverse effect on our business, financial condition, and results of operations.

Our success , to a certain extent, could be attributable to the management, sales and marketing, and operational expertise of key personnel, that we currently have and may hire and will perform key functions in the operation of our business. The loss of one or more of these key employees could have a material adverse effect upon our business, that could result in our financial condition, and the results of operations to be adversely impacted.

We face increasing competition from other established companies, small enterprises, and other organizations that have far greater resources and brand awareness than we have.

A significant number of established businesses, including major commodity manufacturing companies and their affiliates, and other organizations have entered or are planning to enter the Graphene manufacturing and marketing business. Many of these current and potential competitors have substantially greater financial, marketing, research and other resources than we have.

Our management has limited experience operating a public company and are subject to the risks commonly encountered by early-stage companies.

Although our management has experience in operating small companies, current management has not had to manage expansion while being a public company. Many investors may treat us as an early-stage company. In addition, management has not overseen a company with large growth. Because we have a limited operating history, our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include:

●
risks that we may not have sufficient capital to achieve our growth strategy;

●
risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers’ requirements;

●
risks that our growth strategy may not be successful; and

●
risks that fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business could be significantly harmed.

We may be unable to manage growth, which may impact our potential profitability.

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we will need to:

●
Establish definitive business strategies, goals and objectives;

●
Maintain a system of management controls; and

●
Attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees.

If we fail to manage our growth effectively, our business, financial condition, or operating results could be materially harmed, and our stock price may decline.

We plan to become a public company soon after this offering and expect to incur substantial expenses to meet our reporting obligations as a public company. In addition, failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

We estimate that it will cost approximately $150,000 annually to maintain the proper management and financial controls for our filings required as a public reporting company that we hope to become soon after this offering. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

We may not pay dividends in the future; any return on investment may be limited to the value of our common stock.

We do not currently anticipate paying cash dividends in the foreseeable future. The payment of cash dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay cash dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our company and shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resulting costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

We are classified as an “emerging growth company” as well as a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $1.07 billion as of the last business day of our most recently completed second fiscal quarter, and (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Notwithstanding the above, we are also currently a “smaller reporting company.” Specifically, similar to “emerging growth companies,” “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

The ongoing COVID-19 pandemic could adversely impact our business, including our potential production facilities.

In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China and to cause a severe respiratory illness now known as COVID-19. Since then, COVID-19 has spread to multiple countries. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the U.S. government-imposed travel restrictions on travel between the United States, Europe, Canada and other countries. Further, the President of the United States declared the COVID-19 pandemic a national emergency, invoking powers under the Stafford Act, the legislation that directs federal emergency disaster response. We may experience disruptions due to the COVID-19 pandemic that could severely impact our business and potential production facilities.

The global COVID-19 pandemic continues to rapidly evolve. The extent to which COVID-19 may impact our business will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Various statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived from utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including those discussed under “Risk Factors,” which could cause our actual results to differ from those projected in any forward-looking statements we make.

Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this prospectus in its entirety, including the risks described in “Risk Factors.” Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

USE OF PROCEEDS

After deducting the estimated underwriting discounts and commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $ from this offering (or approximately $ if the underwriters’ option to purchase additional shares is exercised in full), based on an assumed public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus). We intend to use these net proceeds to build a manufacturing plant to make Graphene and for working capital and other general corporate purposes.

Each $1.00 increase or decrease in the assumed public offering price of $ per share would increase (decrease) the net proceeds that we receive from this offering by approximately $__________, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares of common stock offered by us in this offering would increase (decrease) the net proceeds that we receive from this offering by approximately $ , assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following Table shows how we currently expect to use our proceeds from our shares being offered (after our estimated offering expenses of up to $1,000,000).

These estimates are presented for illustrative purposes only and the actual amount of proceeds received may differ. As there is no minimum offering, we cannot estimate how much in proceeds we will receive from the sale of the shares of our Common Stock offered hereby.

Amount
Production facility (1)	$4,000,000
Working capital (2)	$
Total use of proceeds	$

(1)
We plan on building a Graphene manufacturing plant that we estimate to cost about $4 million thus based on how much we raise we plan to put only a fraction of what we raise and borrow the rest to build the factory

(2)
Includes funds for general overhead and operating expenses including ordinary and fair compensation for officers and directors as well and fees and costs associated with an application to list our Common Stock on a major stock exchange.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share of common equity immediately after completion of this offering. Net tangible book value is the amount that results from subtracting our total liabilities and intangible assets from our total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares of Common Stock being offered. Dilution of the value of the shares of Common Stock you purchase is also a result of the lower net tangible book value of the shares held by our existing shareholders.

As of June 11, 2021 the net tangible book value of our shares of common equity was approximately $747,333 based upon outstanding shares of 10,481,341 Common Stock, or approximately $0.07 per share. The following table provides information regarding:

●	the net tangible book value per share of common equity before and after this offering;

●	the amount of the increase in the net tangible book value per share of common equity attributable to the purchase of the shares of Common Stock being offered hereby; and

●	the amount of the immediate dilution from the public offering price which will be absorbed by purchasers in this offering.

These four dilution scenarios below are presented for illustrative purposes only and the actual amount of dilution to purchasers in this offering may differ based upon the number of shares of Common Stock sold in this offering.

Assumed Initial Public Offering price per share	$
Net tangible book value per share of common equity as of May 20, 2021	$0.0713
Increase in net book value per share of common equity due to offering	$
Proforma Net tangible book value per share of common equity after offering	$
Dilution per share to investors purchasing shares of Common Stock in this offering.	$

The following table sets forth on a pro forma basis, at May 20, 2021, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors, before deducting estimated offering expenses payable by us.

	Shares purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price per share
Existing stockholders	10,484,341%		$747,333	3.60%	$0.0713
New investors		%		$%	$
Total		100.00%		$100.00%	$

CAPITALIZATION

The following table sets forth our capitalization as of June 11, 2021:

●
on an actual basis; and

●
on a pro forma basis to reflect the sale of [ ] shares of Common Stock by us in this offering at an assumed price to the public of $[ ] per share (the midpoint of the range listed on the cover page of this prospectus), resulting in net proceeds to us of $[ ] after deducting (i) underwriting discounts and commissions of $[ ] and (ii) our estimated other offering expenses of $[ ].

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of the shares of common stock and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Statements and Results of Operations”.

Offering ([ ] Shares of Common Stock)

	Actual (1)	Pro Forma Offering Amount
	(Unaudited)	(Unaudited) (2)
Cash and Cash Equivalents	$276,333	$

Stockholders (deficit) equity:
Preferred Stock, no par value per share, 400,000,000 shares authorized (1)(2)	$-	$
Common Stock, no par value per share, 2,600,000,000 shares authorized (1)(2)	$851,359	$
Treasury Stock	$-	$
Accumulated deficit	$(104,026)	$
Total Stockholders’ Equity (Deficit)	$747,333	$

(1)
10,481,341 shares of Common Stock and 0 shares of preferred stock issued and outstanding as of [ ], 2021.

(2)
[ ]shares of Common Stock and 0 shares of preferred stock issued and outstanding (pro forma) as of [ ], 2021 after the completion of this offering.

Each $1.00 increase (decrease) in the assumed offering price per security of $[ ], assuming no change in the number of shares of Common Stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $[ ], after deducting (i) estimated underwriting discounts and commissions and (ii) offering expenses, in each case, payable by us. Similarly, an increase (decrease) of 1,000,000 shares of Common Stock offered by us in this offering, assuming no change in the offering price, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $[ ], after deducting (i) estimated underwriting discounts and commissions and (ii) offering expenses, in each case, payable by us.

The table above excludes up to shares of Common Stock issuable upon the exercise of the representative’s warrants issued in connection with this offering.

UNDERWRITING

Kingswood Capital Markets is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares of common stock
Kingswood Capital Markets, division of Benchmark Investments, Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and warrants, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $[ ] per share. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the per share of common stock and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discount and commissions	$	$	$
Nonaccountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to the Company	$	$	$

The total expenses of the offering, not including the underwriting discount, commissions and the nonaccountable expense, are estimated at approximately $       million and are payable by us. We have also agreed to pay all of the expenses relating to the offering, including, but not limited to, all filing fees and communication expenses relating to the registration of the common stock to be sold in this offering (including the over-allotment); all fees and expenses relating to the listing of the common stock on the Exchange; if the offering requires “blue sky” registration, fees of legal counsel performing such work; the costs of all mailing and printing of the underwriting documents, registration statements and prospectuses; the costs of preparing, printing and delivering certificates representing the common stock issued in this offering; fees and expenses of the transfer agent for our common stock; stock transfer taxes, if any; the fees and expenses of our accountants and of our legal counsel and other agents and representatives; and travel expenses relating to the “road show” marketing trips. We will reimburse the underwriters up to $150,000 for its actual out-of-pocket expenses incurred for this offering (including but not limited to fees and expenses of underwriter counsel, all reasonable fees, expenses and disbursements relating to background checks of our officers and directors, and expenses of internet roadshow software systems) less any advances provided for such expenses (which shall be returned to us to the extent not offset by actual expenses) in the event of the closing of this offering and up to $50,000 in the event that there is not a closing of this offering.

Underwriters’ Warrants

We have agreed to issue to Kingswood common share purchase warrants (the “Underwriters’ Warrants”) covering a number of shares of common stock equal up to [ ] shares of our common stock (5% of the total number of shares of our common stock being sold in this offering, excluding the overallotment). The Underwriters’ Warrants may not be exercised for six months after the effective date of the registration statement and will expire five years after such effective date. The Underwriters’ Warrants will be exercisable at a price equal to $[ ] per share (100% of the IPO per share price, (based on the sale of [ ] shares of our common stock and assuming an IPO per share price of $[ ]). The Underwriters’ Warrants shall not be redeemable. The warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 360-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Underwriters’ Warrants may not be sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities for a period of 360 days following the effective date of the registration for this offering, except that they may be assigned, in whole or in part, to any officer or partner of the Underwriter, and to members of the underwriting syndicate or selling group (or to officers or partners thereof), or as otherwise permitted, in compliance with FINRA Rule 5110(e)(2). The Underwriters’ Warrants will contain provisions for one demand registration of the sale of the underlying shares of common stock at our expense (in the event that our registration statement covering the Underwriters’ Warrants and the underlying common stock is no longer effective), and unlimited “piggyback” registration rights for a period of five (5) years after the effective date of the registration statement for this offering at our expense. The demand registration right provided will not be greater than five years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)(C). The book runners will split the Underwriters’ Warrants on the same pro rata percentage of the amount of the offering each book runner underwrites. The exercise price and number of shares issuable upon exercise of the Underwriters’ Warrants may be adjusted in certain circumstances including in the event of a stock split or other corporate events and as otherwise permitted under Rule 5110(f)(2)(G) of FINRA.

Over-Allotment Option

We have granted an option to the underwriters to purchase up to [ ] additional shares of common stock and/or warrants at the public offering price less the underwriting discount. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase the number of additional shares proportionate to that underwriter’s allotment reflected in the above table.

No Sales of Similar Securities

Our founders, executive officers and directors, and certain existing stockholders have agreed, subject to limited exceptions, not to sell or transfer any common stock for one hundred eighty days after the date of this prospectus without first obtaining the written consent of Kingswood. Specifically, we and these other persons have agreed, subject to certain limitations, not to directly or indirectly:

●
offer, pledge, sell or contract to sell any common stock;
●
sell any option or contract to purchase any common stock;
●
purchase any option or contract to sell any common stock;
●
grant any option, right or warrant for the sale of any common stock;
●
lend or otherwise dispose of or transfer any common stock;
●
request or demand that we file a registration statement related to the common stock; or
●
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The Underwriting Agreement provides that for a period of three hundred sixty days from the effective date of the Underwriting Agreement, the Company may not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of common stock. This prohibition does not apply to (i) equity grants to employees, officers or directors under an equity incentive plan established by the Company, (ii) the issuance of securities upon the exercise or exchange of or conversion of any securities issued under the Underwriting Agreement and/or other securities exercisable or exchangeable for or convertible into shares of common stock issued and outstanding on the date of the Underwriting Agreement, (iii) shares of common stock issued as part of the purchase price in connection with the acquisitions or strategic transactions, provided certain conditions are met, or (iv) the issuance of shares of our common stock upon conversion or exercise of outstanding convertible debt, options and warrants.

Listing on the Exchange

We have applied to list our common stock on the Exchange under the symbol “[ ]”.

Before this offering, there has been no public market for our common stock. The public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the public offering price are:

●
the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;
●
our financial information;
●
the history of, and the prospects for, our company and the industry in which we compete;
●
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
●
the present state of our development; and
●
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the public offering price. The underwriters do not expect to sell more than [ ]% of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with DBG, for which they received or will receive customary fees and expenses.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

●
to any legal entity which is a qualified investor as defined in the Prospectus Directive;
●
to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or
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in any other circumstances falling within Article 3(2) of the Prospectus Directive,
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provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Canada

No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the securities and any representation to the contrary is an offence. The offering is being made by a non-Canadian issuer using disclosure documents prepared in accordance with non-Canadian securities laws. Canadian purchasers should be aware that these requirements may differ significantly from those of requirements under applicable Canadian securities laws. In addition, prospective purchasers resident in a province or territory of Canada should be aware that the financial statements and other financial information contained and incorporated by reference herein have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and (where audited) have been subjected to U.S. auditing and U.S. auditor independence standards. U.S. GAAP and U.S. auditing standards differ in certain respects from Canadian generally accepted accounting principles, International Financial Reporting Standards (“IFRS”) and Canadian auditing standards, and thus the consolidated financial statements and other financial information contained or incorporated by reference herein may not be comparable to financial statements and financial information of Canadian companies.

Some or all of the directors and officers of the Company, and certain experts named herein, may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon the Company or those persons. All or a substantial portion of the assets of the Company and those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or those persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or those persons outside of Canada.

Nova Scotia Purchasers

Under Nova Scotia securities legislation, certain purchasers who purchase shares of common stock offered by this prospectus during the period of distribution will have a statutory right of action for damages against the Company and the directors of the Company as of the date of this prospectus, or while still the owner of the shares of common stock, for rescission against the Company if this prospectus, or a document incorporated by reference in or deemed incorporated into this prospectus, contains a misrepresentation without regard to whether the purchasers relied on the misrepresentation. The right of action for rescission or damages is exercisable not later than 120 days from the date on which payment is made for the shares of common stock or after the date on which the initial payment for the shares of common stock was made where payments subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against the Company or the directors of the Company. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the shares of common stock with knowledge of the misrepresentation, the Company and the directors of the Company will have no liability. In the case of an action for damages, the Company and the directors of the Company will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to a Nova Scotia purchaser. The foregoing is a summary of the rights available to a Nova Scotia purchaser. Not all defenses upon which the Company or others may rely are described herein. Nova Scotia purchasers should refer to the complete text of the relevant statutory provisions.

Saskatchewan Purchasers

Under Saskatchewan securities legislation, certain purchasers who purchase shares of common stock offered by this prospectus during the period of distribution will have a statutory right of action for damages against the Company and every director of the Company as of the date of this prospectus, and every person or company who sells the shares of common stock on behalf of the Company under this prospectus, or while still the owner of the shares of common stock, for rescission against the Company if this prospectus contains a misrepresentation without regard to whether the purchasers relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of one year from the date the purchaser first had knowledge of the facts giving rise to the cause of action and six years from the date on which payment is made for the shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against the Company or the others listed above. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the shares of common stock with knowledge of the misrepresentation, the Company and the others listed above will have no liability. In the case of an action for damages, the Company and the others listed above will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. A purchaser who receives an amended prospectus has the right to withdraw from the agreement to purchase the shares of common stock by delivering a notice to the Company within two business days of receiving the amended prospectus. These rights are in addition to, and without derogation from any other rights or remedies available at law to a Saskatchewan purchaser. The foregoing is a summary of the rights available to a Saskatchewan purchaser. Not all defenses upon which the Company or others may rely are described herein. Saskatchewan purchasers should refer to the complete text of the relevant statutory provisions.

Resale Restrictions

The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the Company prepares and files a prospectus under applicable Canadian securities laws. Any resale of securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada. By purchasing shares of common stock under the offering and accepting delivery of a purchase confirmation, each Canadian purchaser is deemed to acknowledge that pursuant that it is receiving notice that, unless permitted under applicable Canadian securities laws, the holder of the securities offered herein must not trade any of the securities to a resident of Canada before the date that is four months and a day after the distribution date (expected to be on or about [ ], 2021).

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the shares and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the shares or with respect to the eligibility of the shares for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

We are authorized to issue an aggregate number of 3,000,000,000 shares of capital stock, of which (i) 2,600,000,000 shares are Common Stock, at no par value per share; and (iii) 400,000,000 shares of preferred stock, at no par value per share.

Common Stock

We are authorized to issue 2,600,000,000 shares of Common Stock. As of June 11, 2021, 10,481,341 shares of the Common Stock are issued and outstanding.

Each share of Common Stock shall have one (1) vote per share for all purposes. Our common stock does not provide a preemptive or conversion right and there are no redemption or sinking fund provisions or rights. Holders of our Common Stock are not entitled to cumulative voting for election of the Company’s board of directors.

The holders of our Common Stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a cash dividend and does not anticipate declaring a dividend in the foreseeable future.

Preferred Stock

We are authorized to issue up to 400,000,000 shares of preferred stock, at no par value per share, in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to other existing classes of capital stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control. Currently, no shares of our preferred stock have been designated any rights and we have no shares of preferred stock issued and outstanding.

Warrants

There are no outstanding warrants to purchase our securities.

Options

There are no outstanding options to purchase our securities.

Transfer Agent and Registrar

Our Transfer Agent and Registrar is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598. Phone: (212) 828-8436.

INFORMATION WITH RESPECT TO THE REGISTRANT

DESCRIPTION OF BUSINESS

Company Overview

The Company, sometimes referred to herein as "we," "us,” “our," and the "Company" and/or "Novusterra Inc.” was incorporated on September 21, 2020, in the State of Florida. Our fiscal year-end date is December 31. Our address is 561 NE 79th Street, Suite 325, Miami, FL 33138, our telephone number to 786-473-6233 and our website is www.novusterrainc.com. However, you should not consider any information on, or that can be accessed through, our website a part of this Registration Statement.

We began with the objective to build a Rare Earth Elements (“REE”) Processing Facility to process REE for commercial use and as approved by a Board of Directors meeting held on March 19, 21 we changed our objective to manufacture and market Graphene for commercial use in a joint venture with a division of American Resources Corporation (NASDAQ: AREC) (“ARC”). We have signed a lease agreement with ARC to lease land and a building ARC owns in Kentucky to build our Graphene manufacturing factory and we are currently installing equipment needed to begin the process of making Graphene from Carbon.

As approved at a special shareholders meeting attended by major shareholders on March 19, 2021, we signed an agreement with ARC on March 31, 2021 to issue ARC 10,000,000 shares of class B common stock (with 10 votes each) plus 5,700,000 shares of class A common stock (with one vote each) of the Company, comprising 51.14% of total shares giving 87.57% of voting power to ARC, who plans to distribute such shares to ARC’s shareholders as stock dividends after the completion of this offering. At a special shareholders meeting held on April 4, 2021 attended by majority of shareholders, including ARC, the Company voted to eliminate the Class B shares and increase the Class A shares by the number of Class B shares then outstanding and designate the Class A shares as “Common Shares.”. Further, at a special shareholders meeting held on April 16, 2021 attended by majority of shareholders, the Company voted to effectuate a one-for-three (1:3) reverse stock split, which became effective as of April 16, 2021.

Also, the agreement with ARC provides that each of the Company and ARC are entitled to receive fifty percent (50%) of the operating profits from our Graphene manufacturing and marketing business.

Also, on March 31, 2021, we signed an agreement with ARC that provides for our nonexclusive sublicense from ARC of certain patents ARC currently owns relating to the manufacture of Graphene using coal byproducts. Pursuant to such agreement, we agreed to raise funds via an initial public offering in order to build a manufacturing facility to produce and market Graphene commercially.

As part of the above two agreements, Andrew Weeraratne (“AW”) stepped down as the Chairman of the Board of our Company and was replaced by Mark Jensen (“MJ”) the Chief Executive Officer and the Chairman of the Board of ARC.

Business Opportunity

According to Nanografi Nanotechnology AS (“Nanografi”), a producer and supplier of nano and micro particles such as Graphene, Fullerene, Carbon Nanotubes as well as 3D printer materials, discussed herein are additional potential applications of Graphene (Please note Nanografi claims these are only for information purposes, and not to be used as medical or technical advice).2

Graphene in Solar Cells

The idea of developing lighter, flexible and transparent solar cells has been around for a while but finding a material which has all the necessary properties and is able to carry the current posed an issue. Indium Tin Oxide (“ITO”) has been used because it is transparent, however it is not flexible, meaning the cell had to remain stiff.

According to Nanografi, in 2017, researchers from MIT managed to apply Graphene successfully on a solar cell. When they compared the Graphene solar cell with others made of Aluminum and ITO, they saw that it was as good as the ITO cell, but a little worse than Aluminum cell in terms of current densities and power conversion efficiencies. However, it is expected for a transparent cell to perform lower than Aluminum-based cells, which are nontransparent. Although electrical properties were not a breakthrough, a solar cell that can be installed on any kind of surface (cars, clothes, paper, cell phones, etc.) which is flexible and transparent was developed. Moreover, other scientists are trying to determine if Graphene solar cells can generate energy from raindrops, which theoretically appears as if it may be possible.

Graphene in Thermoelectric

The Seebeck effect is defined as the thermoelectric effect occurring when heat is applied to one of the two dissimilar electric conductors (or semiconductors) to move the electrons from the hot part to the cooler part of an electric conductor and produce electricity. However, the energy generated by this method is very small, usually quantified by microvolts. Still, it is believed that it can be used to benefit from the heat generated by the engines, which is practically wasted. Graphene can be used to increase the Seebeck effect created by Strontium Titanate, almost up to 5 times.

2 See 60 Uses of Graphene—The Ultimate Guide to Graphene (Potential) Applications 2019 (https://nanografi.com/blog/60-uses-of-Graphene/).

Graphene in Fuel Cells

Even hydrogen atoms, known as the smallest atom, cannot pass through Graphene. In other research, Sir Andre Geim and his team have tested whether or not protons would be blocked by Graphene. Surprisingly, it has been shown that protons can pass through Graphene. This property would improve fuel cell performance by lowering the fuel crossover, which is a major problem with fuel cells that decreases durability and efficiency.

Graphene in Drug Delivery

In cancer patients, functionalized Graphene can be used to carry chemotherapy drugs to tumors. Graphene based carriers targeted cancer cells better and reduced and decreased toxicity of the effected healthy cells. However, drug delivery is not limited to cancer treatment. Anti-inflammatory drugs have also been carried by Graphene & chitosan combinations and yielded promising results.

Graphene in Diabetes Monitoring

Sscientists from the University of Bath have developed a blood glucose monitoring test which does not pierce the skin, unlike currently finger prick tests. This patch, including a Graphene sensor, is able to work on a small area containing at least one hair follicle. It detects the glucose by pulling it from the fluid present between the cells. This does not only end the painful methods of blood sugar monitoring, but is also expected to increase the accuracy of results.

Graphene in Dialysis

Graphene membranes are not only useful for the energy, nuclear and food industries. A group of researchers from MIT showed that Graphene can be used to filter blood from various types of waste, drugs and chemicals. Graphene’s superiority in this function lies in the fact that it is 20 times thinner than traditional membranes, which leads to significant decrease in the time spent in the dialysis for the patients.

Graphene in Bone and Teeth Implantation

Hydroxyapatite, a form of calcium apatite, is a material used as a synthetic bone substitute for regenerated bone and dental tissues. Graphene, when combined with Hydroxyapatite and Chitosan, has shown increases in the strength, corrosion resistance, flexibility and mechanical & osteogenic properties of synthetic bone substitutes.

Graphene in Body Scans

Unlike X-rays, T-waves can be used for body scanning and are harmless to the human body. However, T-waves, or THZ radiation, are hard to both detect and to generate.3 However, with the help of certain modifications and other materials, CVD Graphene can detect THZ radiation successfully. This has the potential to lead to safer body scans in the future.

Graphene in Waterproof Electronics

One of the main problems with electronic devices is people’s fear of dropping them in water and damaging the device. Instead of covering the device with tight-fitted screws, Graphene presents a solution to this problem. Engineers from Iowa State University have printed circuits for electronic devices with Graphene flakes because Graphene is transparent, strong and conducts electricity. The Graphene flakes are arranged in a specific order and non-conductive binders are used to combine them, which improves their conductivity.

Graphene in Elastic Robots

A team of researchers has developed a gel that is sensitive to near infrared light so that it can be used in numerous applications when creating flexible or elastic robotic parts. The snake-like robots created using this method are able to change form without any external forces. Future applications for such robots can vary from search-and-rescue to medical operations.

3 See https://www.cancertherapyadvisor.com/.

Graphene in Food Packaging

Graphene can also be used as a coating material because it prevents the transfer of water and oxygen. Graphene membranes can be used in food and pharmaceutical packaging to keep food and medicines fresh for longer periods of time. This has the potential to dramatically reduce the amount of food waste created each day.

Graphene in Water Purification

Normally, water purification is not a simple process and its feasibility depends on how heavily the water is contaminated. An Australian scientist has found a low-cost technique to purify water in one step. Soybean-based Graphene, which is also called ‘GrapHair’, is used as a filter. This filter can make the dirtiest water drinkable and it is more efficient, cheaper and environmentally friendly as compared to other methods.

Graphene in Desalination

Approximately 97.5% of the total water present on the planet is salinized. Regardless of how many wells are excavated, only 2.5% of the planet’s total water is fresh water. Mesh-based water filters using Graphene have yielded amazing results. The University of Manchester employed Graphene to make a higher density filtering sieve that permits water particles, but not salt, to pass through.

Graphene in Shoes

It is claimed that a sole made of pure Graphene can last hundreds of years. The University of Manchester and sports brand Inov-8 developed a shoe using Graphene which increases the outsoles’ strength and flexibility properties by 50%. These shoes are more durable and absorbs the impacts which could damage the bones and joints.

Graphene in Speakers and Headphones

A speaker converts electricity into sound by vibrating a membrane in the air. Graphene is used to make lightweight and great rigidity membranes. Moreover, headphones use a small diaphragm reinforced with Graphene. GrapheneQ, a headphone developed by the company ORA Sound, is lighter and smaller, and at the same time, can produce louder and higher quality sounds with less energy.

Graphene in Airplanes

Scientists from the United Kingdom have designed an airplane that includes Graphene in the carbon-fiber coating of the aircraft’s wings. The model plane, Prospero, is lighter since it was sufficient to cover the wings with only one layer of the improved composite. Prospero consumes less fuel, resists impact better, and has lower environmental costs as well.

Graphene in Radiation Shielding

Scientists have been attempting to minimize radiation since its danger to human health was uncovered. A variety of materials have been used as a shield from radiation, but there are many parameters that impact the efficiency of shielding. Graphene is known as a weak radiation absorber, but scientists have found that it can be a great shielding material when it is used in multi-layered Graphene slab form. Graphene is a promising material for this purpose thanks to its low manufacturing cost, light weight and high efficiency compared to other shielding materials.

Sources of Revenue

We anticipate our source of revenue to be derived from manufacturing and sales of Graphene.

Capital Requirements

We plan to use part of the proceeds from this offering to pay for the expenses of building a manufacturing plant to make Graphene from coal byproducts for which we have licensed patented technology from ARC.

We estimate that we will require approximately $4,000,000 of capital to build a manufacturing plant to make Graphene.

We estimate the time to build the factory will be about 12 months and we believe we need approximately $250,000 per month to employ about 40 people, for processing Carbon to Graphene. We plan to build solar installation units to provide power that we estimate to cost approximately $2.7 million.

Graphene Production Process

“Hindawi,” an online research portal, explains the two primary production methods of Graphene as follows.4

Top-Down Production Process

Top-down approaches commence with an existing form of the bulk material and process it to create the final product. This approach may be cost efficient, depending on the material used. In general, it is limited to a lab scale and has limited quality control. In this approach, Graphene or altered Graphene sheets are produced by either separation, peeling, cleaving, or exfoliation of graphite or its derivatives (graphite oxide (“GO”) and graphite fluoride (“GF”)). Researchers have been successful in fabricating a few layers of free-standing Graphene sheets on both micro- and nanoscales. However, since this approach involves great investment and produces relatively low yields, the need remains for mass scaled-up processes to address the needs of industries economically. Various mechanical processes have been involved in producing high-quality, defect-free Graphene: mechanical exfoliation of graphite, sonication, functionalization, electrochemical exfoliation, super acid dissolution of graphite, alkylation of Graphene derivatives, chemical reduction of aqueous/organically treated GO, thermal exfoliation, and chemical reduction of GO. A detailed account of synthesis of Graphene by the exfoliation method, functionalization, and reduction along with its utilization in the fabrication of nanocomposites has been extensively reviewed by Potts et al. (2011)5, providing thorough insight into the procedures followed by various authors. Similarly, Daniel et al. (2012)6 reviewed and extensively outlined the synthesis of Graphene from various sources using several similar approaches.

The Bottom-up Production Process

The bottom-up approach consists of standard techniques such as epitaxial growth using metallic substrates by means of CVD (defined below) or organic synthesis, which depend on the choice of precursor chemicals and thermal degradation and decomposition. Several other processes, such as arc discharge, chemical conversion (“CO”) reduction, Carbon nanotubes (“CNT”) unzipping and self-organization of surfactants have also been tried for synthesis of Graphene and its derivatives. Of all these processes, CVD and epitaxial growth, which produce bantam quantities of flawless Graphene sheets with larger size, may in the future be attractive for mass-scale Graphene production, in contrast to mechanical cleaving. Using CVD and epitaxial methods, Graphene sheets find their way into fundamental research with a multitude of applications, ranging from electronics to polymeric nanocomposites. Also, production of large quantities of Graphene sheets is dependent on the chemical precursors used during synthesis. In particular, GO, chemically reduced graphite (“CRG”), and thermally reduced graphite (“TRG”) are ideal candidates for polymer nanocomposite applications. In the bottom-up approach, as discussed earlier, the small molecule chemicals and catalysts are determining factors for the specific control of morphology, crystallinity, and structure of Graphene. There are several accounts of using hydrocarbons as the source of Graphene production and using metal catalysts through the CVD process. Currently, a Nickel surface is considered the best template for deposition of Graphene due to the small variance in its lattice heterogeneity. The control and stability in the Graphene scale are potentially high, which makes CVD the most appealing method for device assembly and fabrication. Nevertheless, this method faces a major challenge in the control of edge structure and topology. Epitaxial growth of Graphene on a substrate is another common technique, in which decomposition results in the formation of Graphene layers. The silicon is desorbed off the surface leaving highly pure defect-free Graphene sheets. This process has several advantages, including (i) there is no transition or transportation of the resulting material from the metal substrate to the dielectric-type substrate; (ii) the resultant Graphene film is free from impurities; and (iii) controlled initiation and growth of the product can be tailored through the correct choice of substrate. Recently, self-assembly processes, such as layer-by-layer assembly (LLB), have been extensively employed to fabricate nanocomposite thin films using Graphene. The resulting composite structure is expected to have well-aligned components. Though the bottom-up approach to Graphene synthesis presents less defects compared to the top-down approach, the operation and procedures are much more difficult and expensive, making it challenging to realize mass production for practical applications. Still, the most commonly chosen route of Graphene synthesis is a bottom-up strategy because it offers incredible possibilities to tailor the atomic size, composition, shape, stability, and edge structure in Graphene. Researchers around the globe are making strong efforts to develop a reliable strategy to produce defect-free, high functional quality and large quantity Graphene using synthetic and processing protocols compatible with standard fabrication procedures at low cost.

4 See A Comprehensive Review of Graphene Nanocomposites: Research Status and Trends, Vivek Dhand, Kyong Yop Rhee, Hyun Ju Kim, and Dong Ho Jung (December 2013).
5 See Graphene-based Polymer Nanocomposites, J. R. Potts, D. R. Dreyer, C. W. Bielawski, and R. S. Ruoff, Polymer, vol. 52, no. 1, pp. 5–25, 2011.
6 See Experimental Review of Graphene, R. C. Daniel, D. A. Benjamin, G. Nageswara et al., ISRN Condensed Matter Physics, vol. 2012, Article ID 501686, 2012.

Research on Production Methods

According to an article entitled “Mass-Producing Graphene” by Les Johnson and Joseph E. Means published in American Scientist, a bimonthly publication about science, engineering, and technology, it may be easy to isolate little flakes of this one-atom-thick carbon material (Graphene) but it is surprisingly difficult to produce large sheets for commercial use.7

The article further states that Graphene is elegant. It is created from a single element, carbon, formed by just one type of bond. Despite Graphene’s apparent simplicity, isolating the material was elusive for chemists and physicists alike. Graphene excels at hiding in plain sight, and the techniques and instrumentation perfected in the last two decades have played a pivotal role in its discovery. The sole constituent of Graphene is Carbon, which is the fourth most common element in the universe. All materials are made of atoms and molecules, but with Graphene, counting carbon atoms is immaterial since what matters is the way in which constituent carbons are bound to one another. It is with this feature that Graphene is separated from other wholly carbon materials such as diamonds and graphite.

Early methods of manufacturing have been too simplistic and time consuming, making them only good for lab results. One technology being studied is Additive Manufacturing (“AM”), more commonly known as 3D printing. Many early generation AM devices used only plastic to make interesting 3D renditions of various objects, but the technology has grown significantly more capable.

The article notes that researchers at Rutgers University are making sheets of Graphene out of ordinary graphite flakes and some sulfuric or nitric acid. The addition of the acid oxidizes the Graphene sheets that make up the graphite and forcing oxygen atoms between the sheets of Graphene causes them to split apart, forming Graphene oxide sheets suspended in acid and water. Next, the liquid is filtered out, leaving flakes of Graphene oxide to clog up the filter. The sum of all the clogs across the filter eventually makes up a paper-like sheet of Graphene oxide. This paper-like sheet can then be removed from the filter by dissolving the filter away using a solvent that does not react with Graphene oxide. The last step is to remove the oxygen, which is done using hydrazine, leaving only a pure Graphene coating. The resulting material is called reduced Graphene oxide (“RGO”). In this instance, “reduced” refers to a chemical use of the word, where the oxidation state of each Graphene carbon has been decreased through the removal of the oxygen by hydrazine. Hydrazine is a reducing agent, which is oxidized by its reaction with the Graphene oxide.

Methane, a carbon-rich gaseous compound, can be reacted with copper at high temperatures to produce Graphene. Simply heating the copper to about 1,000 degrees Celsius and exposing it to the methane gas results in the formation of layers of Graphene on the copper’s surface from the plentiful carbon atoms in the methane gas, a process called chemical vapor deposition (“CVD”). There are two primary problems with this method: (i) it takes a long time to produce even a small amount of Graphene and (ii) the resulting Graphene is of low quality.

For an alternative production method, Jonathan Coleman of Trinity College, Dublin, and his team put graphite in a blender and added an over-the-counter dishwashing liquid. With only a little more processing required to separate the newly formed Graphene sheets, Coleman and his colleagues found that they could produce several hundred grams per hour using a fairly modest set of mixing equipment in a 10,000-liter vat. However, the article states that it remains unclear whether this method can provide high-quality Graphene.

At the moment, NASA is researching ways to process waste carbon dioxide from astronauts’ breath on the International Space Station into Graphene. This improvement to the life-support system would have a twofold bonus. A waste material such as carbon dioxide otherwise requires sequestration with special chemicals that need to be shipped up with special deliveries from Earth. Accordingly, processing carbon dioxide into Graphene would mean that fewer resupply missions would be necessary.

Proposed Initial Graphene Processing Facility

We plan to lease for $5,000 per month land and a building with approximately 40,000 square feet located at 1845 KY-15, Hazard, KY 41701, owned by Perry County Resources which is an affiliated company of ARC. Following are the features of the location:

●
40,000 square foot (3,716 square meter) facility to house the technology, located in Hazard, Kentucky;
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Significant additional developable area for expansion needs;
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Fully connected to industrial power grid and utilities; and
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Located adjacent to an operating coal processing facility, allowing for consistent and abundant feedstock and established infrastructure and resources.

With existing processing and coal fine separation facilities, along with consistent feedstock, this Graphene production facility has all the components required for testing and producing commercial-grade Graphene and REE / critical element concentrate, including (i) an underground mine providing consistent production and feedstock to Graphene production and (ii) a coal preparation plant with fine coal production and a segregated Graphene processing facility.

7 See https://www.americanscientist.org/article/mass-producing-Graphene.

Intellectual Property

We believe that our intellectual property, consisting primarily of patents and proprietary know-how, for which we have been given a non-exclusive sublicense, provides us with competitive advantages and is important to our growth opportunities. We have obtained this sublicense to manufacture Graphene using carbon as raw material from ARC, which holds the license to such technology through one of its wholly owned subsidiaries, Advanced Carbon Material LLC. The patented technology is owned by Ohio University. The suite of patents was originally developed by Dr. Gerardine Botte, the current Whitacre Department Chair in Chemical Engineering at Texas Tech University, an independent board member of American Resources Corporation and Chief Technical Officer of Advanced Carbon Materials, a subsidiary of American Resources Corporation. Dr. Botte developed and patented these technologies when she served as Ohio University's Distinguished Professor and Russ Professor of Chemical and Biomolecular Engineering.

Pursuant to ARC’s license agreement with Ohio University, ARC has the exclusive domestic rights, and the exclusive option on international rights, for the following patents:

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Coal Electrolysis: Hydrogen, Liquid Fuels, and Carbon Nanotubes Production;
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Simultaneous Removal of Ammonia, Urea, and Metals from Water;
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Methods for the Synthesis of Graphene from Coal, Carbon Chars, and Carbon Solid Sources; and
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Roll-to-Roll Transfer of Graphene and Substrate Recovery.

This sublicense agreement gives us non-exclusive rights to commercially produce Graphene using Carbon and coal byproducts using this patented technology. This patent is to produce Graphene from the byproducts formed during electrolysis of coal. These byproducts may be electrolyzed coal particles, gelatinous film formed on the electrolyzed coal particles, or the electrolyzed coal particles together with the gelatinous film. The electrolyzed coal byproduct is deposited as a thin layer onto a surface, or carrier substrate, which is heated to a temperature effective to form graphite while a reductant gas, such as hydrogen, flows over the heated coal product. The reductant gas flow carries the carbon particles and deposits them onto a surface, forming a layer of Graphene thereon. The premise of this invention is that Graphene can be made inexpensively using coal byproduct. More particularly that char, which is the byproduct of electrolysis of an aqueous coal slurry, can be used to form Graphene.

We rely on patent, trademark, copyright and trade secret laws, as well as appropriate agreements to protect our intellectual property. Among other things, we seek to protect our proprietary know-how and information, by requiring employees, consultants, strategic partners and others who have access to such proprietary information and know-how to enter into confidentiality or restricted use agreements.

Regulatory Matters

Environmental
Our facilities and operations may be subject to a wide variety of federal, state, local and foreign environmental laws and regulations. These laws and regulations relate to air emissions, water discharges and solid and hazardous waste generation, treatment, storage, handling, transportation and disposal; the presence of wastes and other substances; the reporting of, responses to and liability for, releases of hazardous substances into the environment; and the import, production, packaging, labeling and transportation of products that are defined as hazardous or toxic or otherwise believed to have potential to harm the environment or human health. These laws and regulations (and the enforcement thereof) are periodically updated and are becoming increasingly stringent. Our joint venture partner, ARC, has incurred substantial costs in the past and will continue to incur additional costs in the future, to comply with these legal requirements. To our knowledge, ARC is in compliance with all federal and state statutes and regulations at the site that has been leased to us to build our Graphene manufacturing factory.

We believe that we are able to comply in all material respects with the federal, state, local and foreign environmental laws and regulations to which we are subject. Our joint venture partner, ARC, has experienced some level of regulatory scrutiny at most of our current and former facilities and, in some cases, has been required to take or are continuing to take corrective or remedial actions and incur related costs, and may experience further regulatory scrutiny, and may be required to take further corrective or remedial actions and incur additional costs, in the future. Although it has not been the case in the past, these costs could have a material adverse effect on us in the future.

International accords, foreign laws and regulations, and U.S. federal, state and local laws and regulations have been enacted to address concerns about the effects that CO2 emissions and other identified Green House Gases ("GHGs") may have on the environment and climate worldwide. These effects are widely referred to as climate change. The international community has taken actions to address climate change issues on a global basis. In particular, in December 2015, the 21st Conference of Parties for the UNFCC concluded with more than 190 countries adopting the Paris Agreement, which then came into force and was legally binding on the parties in November 2016. The Paris Agreement sets a goal of limiting the increase in global average temperature and consists of two elements: a legally binding commitment by each participating country to set an emissions reduction target, referred to as “nationally determined contributions” (“NDCs”), with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023, and a transparency commitment requiring participating countries to disclose in full their progress

In the EU, the ETS, which was initially enacted under the provisions of the 1997 Kyoto Protocol, requires certain listed energy-intensive industries to participate in an international “cap and trade” system of GHG emission allowances. A third phase of the EU ETS under Directive 2009/29/EC, covers the period from 2013 to 2020 and instituted a number of program changes. EU Member States brought into force the necessary laws, regulations and administrative provisions to comply with this EU Directive. Carbon and graphite manufacturing is still not a covered industry sector in the revised Annex 1 of directive 2009/29/EC. On November 9, 2017, to implement the EU’s NDC under the Paris Agreement and other GHG commitments, the European Parliament and Council announced a provisional agreement to revise and make more stringent the ETS during the Phase 4 period of 2021 to 2030. Among other changes, the Phase 4 provisions would further accelerate reduction in the current oversupply of allowances in the ETS market and establish further protections against the risks of carbon leakage. After extensive negotiations, the European Parliament and the Council formally supported the revision in February 2018. The revised EU ETS Directive (Directive (EU) 2018/410) entered into force on April 8, 2018. The EU’s current target for 2030 is to achieve a GHG reduction of at least 40% compared to 1990 levels. In addition, in December 2019, the European Commission presented the Communication on The European Green Deal announcing several upcoming legislative proposals for the EU 2050 climate neutrality objective and for increasing the EU 2030 GHG emissions reduction target to at least 50% and towards 55% compared to 1990 levels.

Future Trends

Mazdak Taghioskoui, a member of the Department of Electrical and Computer Engineering at George Washington University, writes that the limits of silicon’s capabilities are being reached. Coincidently, the discovery of Graphene with its unique nano-scale properties is paving the way for possible substitutes to be used in the next generation of faster and smaller electronics in 21st Century.8 As a result of the promising properties of Graphene, research in the field is attracting large grants and sponsors, with an incremental rise in the number of academic papers. Taghioskoui writes that in 2004, the feasibility of isolating a single layer of graphite with a thickness of one-atom, so-called Graphene, was experimentally demonstrated by mechanical exfoliation of graphite, which is considered a breakthrough in the nanotechnology era, bringing the concept of single atomic components closer to reality.

The article notes that Carbon is the sixth element of the periodic table and the first element of the Group 14. Diamond and Graphite are the most famous allotropes of Carbon, which have long histories of many applications due to their hardness and softness, respectively. Carbon can also generate long chains, so-called catenation, resulting in the formation of diverse organic compounds, including biomolecules. The next congener to Carbon in Group 14 is silicon, with the same valance band electronic structure. In contrast to Carbon, silicon does not catenate as readily.

The small size of Carbon and its electronic structure make Carbon an exceptional element capable of producing versatile structures with appealing properties. Having the title of the strongest material ever measured, Graphene is a two-dimensional (one-atom-thick) allotrope of carbon with a planar honeycomb lattice. It is regarded as the basic building-block of carbon nanotubes and large fullerenes. The properties of carbon nanotubes originate from Graphene sheets. Despite the fact that Graphene was discovered somewhat recently, its potential exploitation can be foreseen in many fields, ranging from hydrogen storage devices to batteries. A revolutionary application of Graphene might also be in electronics. Graphene has the potential to enable faster and smaller transistors consuming less energy and dissipating heat faster than comparable silicon-based devices.

Other applications of Graphene, according to Taghioskoui, include fabrication of chemical sensors and transparent conducting films for solar cells and liquid crystal devices. Graphene-based chemical sensors have been applied to detect gaseous molecules, such as nitrogen dioxide and ammonia. They have shown superior sensitivities capable of detecting single molecules. Chemically modified Graphene sheets have been used to fabricate single bacterium biodevices and label-free DNA sensors. The high surface-to-mass ratio of Graphene makes it suitable for ultracapacitors and batteries. Composite materials requiring high strength can be made from Graphene. Graphene also shows great promise in handling terahertz frequency signals. It might be a possible material for filling the “terahertz gap.” This provides a bridge for moving from where silicon is currently at gigahertz to higher frequencies required in photonics.

The article did however cite certain challenges related to the production and commercialization of Graphene as well.

For one, how long will it take to see the first generation of Graphene-based electronics in the market? That is the most fundamental question, which one may ask after learning the promising properties that Graphene offers. Despite the fact that scientific results show superb advantages of Graphene for faster electronics, the technology is still immature. Only preliminary steps have been taken, and there is still a long way to go for possible exploitation of Graphene-based commercial products.

The most essential technological challenge that Graphene faces is the hurdle of controlled production of large sheets. Solving the dilemma of mass-producing high quality Graphene sheets is the main focus in the field. This would be the first step towards commercially available Graphene-based electronic devices. Several approaches have been utilized to produce Graphene sheets, but still there remains the question of robustness and reproducibility of the methods. Considering the current infrastructure of the semiconductor industry, electronics technology is very dependent on silicon. Any approach should be able to adapt itself to the current silicon-based technology.

8 See Trends in Graphene Research, Mazdak Taghioskoui, Science Direct (December 2009) (https://www.sciencedirect.com/science/article/pii/S1369702109702743).

Patentability of the discoveries in Graphene research is another core issue. Many patents are being filed to address the novel methods in production and novel approaches for applications. The “obviousness” of structural similarity between Carbon nanotubes and Graphene is of immense concern, since carbon nanotubes might be considered as “prior art” against Graphene in the patent application. Almost all of the candidate materials for the post-silicon era have failed. Graphene still remains at the stage of uncertainty, so more research is required to determine if Graphene might be a substitute for silicon.

Operating Strategy

We plan to use the funds we receive from this offering to build a manufacturing plant to begin the commercial production of Graphene from coal byproducts using the patented technology that we have sublicensed form ARC. We hope to sell Graphene to major manufacturers, as well as acquire synergistic manufacturing businesses that would benefit from our production of Graphene.

Marketing Strategy

According to Grand View Research, an India & U.S. based market research and consulting company,9 the global Graphene market size is anticipated to reach $1.08 billion by 2027, exhibiting a revenue based CAGR of 38.7% over the forecast period. Rise in awareness regarding the superior characteristics of Graphene, such as excellent electrical conductivity and heat resistance, is expected to aid the growth.

We are focused on producing the raw product while building sales channels through our relationships in the battery and water filtration market. Upon commercialization, we will further refine our sales channels to produce specific outputs based on customer demand. ARC has had numerous discussions within its sales channel focusing on current collaboration partners for commercial uses in the future, however, there is no assurance that any such collaborations will come to fruition.

Competition

According to the research we have performed, there are no public companies that are focused solely on producing Graphene. This may be due to the novelty of Graphene in the commercial market, especially in commercial production. There are a few private companies that claim to produce and sell Graphene, but we did not come across sufficient information to establish their production capacity or potential. It is possible such private companies may become our competitors. There are also major global innovators and producers in the Carbon and Coke industry such as Phillips, Seadrift, Petrocokes Japan and JX Nippon who may set up their own divisions to make Graphene in the near future or may already have formed such divisions. In addition, companies in China and India that dominate Graphite production market may begin their own Graphene divisions.

According to one article,10 companies such as IBM (NYSE:IBM), Samsung and Nokia (NYSE:NOK) are rushing to tap the incredible properties of Graphene. In 2011, IBM was the first company to use the material to create Graphene-based integrated circuits, having created in 2010 a Graphene processor that could execute 100 billion cycles per second (100GHz). Intel and Samsung are now looking into Graphene-based processors, while Nokia is part of a consortium of 74 companies that received a grant of $1.35 billion from the European Union to determine how to use Graphene to "improve the world." This consortium is experimenting in electronics and mobile communications. The Motely Fool adds that perhaps a better route to understand Graphene is to look at producers of graphite, as that is the material from which Graphene is made. Unfortunately, most of the mineral is produced in China. It produces some 800,000 metric tonnes annually, with the next closest producer being India at 130,000 metric tonnes. Graphite is not mined in the United States.

According to the article, GrafTech International (NYSE:GTI.DL) is the leading producer of graphite electrodes and was one of the top 20 Graphene patent holders at one time, ahead of such giants as General Electric Company (NYSE:GE) and Bayer. According to its Quarterly Report on Form 10-Q for the quarter ending March 31, 2020, filed with the SEC on March 6, 2020, GrafTech International notes that it “is a leading manufacturer of high-quality graphite electrode products essential to the production of electric arc furnace ("EAF") steel and other ferrous and non-ferrous metals. We believe that we have the most competitive portfolio of low-cost ultra-high power (“UHP”) graphite electrode manufacturing facilities in the industry, including three of the highest capacity facilities in the world. We are the only large scale graphite electrode producer that is substantially vertically integrated into petroleum needle coke, a key raw material for graphite electrode manufacturing.”

Another international company that is expanding into Graphene is Germany-based Aixtron SE (NASDAQ:AIXG). In its Report of a Foreign issuer on Form 6-K filed with the SEC on August 11, 2016, it wrote: "One focus of AIXTRON's [research] involves researching processes and systems technology for the deposition of optically active 2D semiconductor materials such as ... Graphene .... AIXTRON offers a Plasma Enhanced Chemical Vapor Phase Deposition ('PECVD') technology ... employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene)."

It is possible that the above enterprises have more resources than we do and thus make it hard for us to compete with them.

9   See Graphene Market Size Worth $1.08 Billion By 2027 | CAGR: 38.7% (March 2020) (https://www.grandviewresearch.com/press-release/global-Graphene-market).
10 See Harnessing the Superpowers of Graphene, Rich Duprey, The Motley Fool (April 7, 2013) (https://www.fool.com/investing/general/2013/04/07/Graphene-the-miracle-substance.aspx).

Employees

As of June 11, 2021, we have one full-time employee and three part-time employees. We plan to hire additional full-time employees upon the completion of this offering.

DESCRIPTION OF PROPERTY

Our Offices

Our offices are located at 561 NE 79th Street, Suite 325, Miami, FL 33138 and our telephone number is 786-473-6233.

LEGAL PROCEEDINGS

We are currently not involved in litigation that we believe will have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self- regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision is expected to have a material adverse effect

WHERE COMMON STOCK IS BEING OFFERED AND MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NASDAQ Listing

There is presently no public market for our shares of common stock. It is currently estimated that the initial public offering price per share of common stock will be between $--- and $---. We have applied to list our common stock on the Exchange under the symbol “------.”

Holders

As of June 11, 2021, the Company had 48 shareholders of its common stock.

Dividends

We have never paid cash dividends on our Common Stock. Payment of dividends will be within the sole discretion of our board of directors and will depend, among other factors, upon our earnings, capital requirements and our operating and financial condition. In addition, under Florida law, we may declare and pay dividends on our common stock either out of our surplus, as defined in the relevant Florida statutes, or if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If, however, the capital of our company, computed in accordance with the relevant Florida statutes, has been diminished by depreciation in the value of our property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, we are prohibited from declaring and paying out of such net profits any dividends upon any shares of our capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION OF OUR PLAN OF OPERATION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES TO THE FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT RELATE TO FUTURE EVENTS OR OUR FUTURE FINANCIAL PERFORMANCE. THESE STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE, AMONG OTHERS, THOSE LISTED UNDER “FORWARD-LOOKING STATEMENTS” AND “RISK FACTORS” AND THOSE INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT.

Overview

The Company, sometimes referred to herein as "we," "us,” “our," and the "Company" and/or "Novusterra Inc.” was incorporated on September 21, 2020, in the State of Florida. Our fiscal year-end date is December 31. Our address is 561 NE 79th Street, Suite 325, Miami, FL 33138, our telephone number to 786-473-6233 and our website is www.novusterrainc.com. However, you should not consider any information on, or that can be accessed through, our website a part of this Registration Statement.

We began with the objective to build a Rare Earth Elements (“REE”) Processing Facility to process REE for commercial use and as approved by a Board of Directors meeting held on March 19, 2021, we changed our objective to manufacture and market Graphene for commercial use in joint venture with a division of American Resources Corporation (NASDAQ: AREC) (“ARC”). We have signed a lease agreement with ARC to lease land and a building ARC owns in Kentucky to build our Graphene manufacturing factory and we are currently installing equipment needed to begin the process of making Graphene from Carbon.

As approved at a special shareholders meeting attended by major shareholders on March 19, 2021, we signed an agreement with ARC on March 31, 2021 to issue ARC 10,000,000 shares of class B common stock (with 10 votes each) plus 5,700,000 shares class A common stock (with one vote each) of the Company, comprising 51.14% of total shares giving 87.57% of voting power to ARC, who plans to distribute such shares to ARC’s shareholders as stock dividends after the completion of this offering. At a special stockholders meeting held on April 4, 2021 attended by majority of shareholders, including ARC, the Company voted to eliminate the Class B shares and increase the Class A shares by the number of Class B shares then outstanding designate the Class A shares as “Common Shares.”. Further, at a special shareholders meeting held on April 16, 2021 attended by majority of shareholders, the Company voted to effectuate a one-for-three (1:3), which had been approved by the Board of Directors held on April 15, 2021 and became effective on April 16, 2021.

Also, on March 31, 2021, we signed an agreement with ARC that provides for our nonexclusive sublicense from ARC of certain patents ARC currently owns relating to the manufacture of Graphene using coal byproducts. Pursuant to such agreement, we agreed to raise funds via an initial public offering in order to build a manufacturing facility to produce and market Graphene commercially.

As part of the above two agreements, Andrew Weeraratne (AW) stepped down as the Chairman of the Board of our Company and was replaced by Mark Jensen (MJ), Chief Executive Officer and the Chairman of the Board of ARC.

Plan of Operation

We are leasing for $5,000 per month land and a building with approximately 40,000 square feet located at 1845 KY-15, Hazard, KY 41701, owned by Perry County Resources, an affiliate of ARC. Following are features of the location:

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40,000 square foot (3,716 square meter) facility to house the technology, located in Hazard, Kentucky;
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Significant additional developable area for expansion needs;
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Fully connected to industrial power grid and utilities; and
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Located adjacent to an operating coal processing facility, allowing for consistent and abundant feedstock and established infrastructure and resources.

We have estimated that it will take 12 months for us to build a factory ready to produce Graphene for commercial use and to begin producing Graphene from Carbon using the patented technology that we sublicense from ARC. We estimate that it will take an additional 12 months to sell Graphene commercially.

Liquidity and Capital Resources

We have estimated that we will require approximately $4,000,000 to build a Graphene manufacturing plant using the patented technology that we sublicense from ARC. We estimate our working capital need to be $310,000 per month, after receiving the expected proceeds from this offering, to begin building our Graphene production plant. However, if we raise $20,00,000 in this offering, we may decide to hire additional staff, which would increase our working capital needs to $520,000 per month.

As of June 11, 2021 we have $274,098 in cash and cash equivalents, which we expect will be sufficient to carry on our operations of preparing to build our factory.

Currently, we have no written or oral communication from stockholders, directors or any officers to provide us any forms of cash advances, loans or sources of liquidity to meet our working capital needs or long-term or short-term financial needs.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, purchase commitments and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Critical Accounting Policies

The preparation of financial statements requires management to utilize estimates and make judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. The estimates are evaluated by management on an ongoing basis, and the results of these evaluations form a basis for making decisions about the carrying value of assets and liabilities that are not readily apparent from other sources. Although actual results may differ from these estimates under different assumptions or conditions, management believes that the estimates used in the preparation of our financial statements are reasonable. The critical accounting policies affecting our financial reporting are summarized in Note 2 to the financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

We have determined that all other issued, but not yet effective accounting pronouncements are inapplicable or insignificant to us and once adopted are not expected to have a material impact on our financial position.

DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serve as our executive officers and members of our board of directors:

Mark C. Jensen, age 41, Chairman of Board

Mark Jensen has been our Chairman of the board of directors since March 28, 2021. Mr. Jensen is also the CEO and Chairman of the Board of ARC, a next generation and socially responsible supplier of raw materials to the new infrastructure and electrification marketplace. He has been instrumental in all aspects of acquiring, restructuring and building mining operations over the past decade. Having managed through 2009 and 2015 downturns, he has been able to work with his team to significantly expand ARC’s asset base through strategic acquisitions and organic growth in a very accretive manner. Mark is a graduate from Kelley School of Business at Indiana University with Bachelor degrees in Finance and International Studies.

I. Andrew Weeraratne, age 71, Chief Executive Officer, Director

I. Andrew Weeraratne has served as our Chief Executive Officer and member of our board of directors since inception. Andrew has been an entrepreneur in many parts of the world, including Asia, the Middle East, Europe and the U.S., in a variety of industries. From April 2019 to August 2020, Andrew was the Chief Executive Officer and Chief Financial Officer for Acqusalut Inc., that filed a Regulation A offering to raise funds from the public to produce live entertainment shows. Due to COVID-19, the business plan could not be executed. Thus, in August 2020, Acqusalut Inc., merged with a biotech company called XEME Biopharma Inc., and changed its name to XEME Biopharma Holdings Inc. In August 2018, Mr. Weeraratne founded Mfusion Corp. also to produce live entertainment shows, focusing on raising funds via selling a Digital Coin of Mfusion, which is convertible into shares of Mfusion Corp. In August of 2020, Mfusion Corp. was sold to two entrepreneurs who are in the process of beginning a CBD-Coffee business using the Mfusion corporate structure. Currently, Mr. Weeraratne works as a consultant for Mfusion Corp. He founded Capax Inc. in February 2017 and worked as its Chief Executive Officer from February 2017 to May 2018, during which time he filed a prospectus with the SEC to take Capax Inc. public. In May 2018, Capax Inc. merged with Reborn Global Holdings Inc., a business in the wholesale and retail coffee sales industry, in a reverse merger and changed its name to Reborn Coffee Inc. From October 2013 to January 2017, Mr. Weeraratne served as the Chief Executive Officer and Chief Financial Officer for NGFC Equities Inc. (“NGFC”) a public company that was listed on the OTCQB under the ticker “NGFF.” NGFC was reverse merged with ARC. Mr. Weeraratne has been a Florida licensed Certified Public Accountant since 1981. He is also an author, and wrote a book entitled Uncommon Commonsense Steps to Super Wealth, where he illustrates how some people beginning with very little ended up in the list of richest people by focusing on only one out of four ways to make their wealth. Mr. Weeraratne devotes approximately 90% of his time to our business and affairs.

Byron Eugene Price, age 58, member of the Board of Directors

Dr. Byron Price joined the Company as a director on April 15, 2021. He is currently a professor at the Department of Public Administration at Medgar Evers College of the City University of New York (CUNY), where he has been teaching since 2012. Dr. Price has had an impressive career both in business and in public administration both in the U.S. and internationally that he pursues to this day. He has lectured on public and private partnerships in 45 countries. Before beginning his academic career, Dr. Price served in the United States Army as Deputy Commander, Executive Officer, and Training Officer at Fort Sill during Operating Desert Storm. He honorably separated in 1991 and achieved the rank of Captain. His research focuses on social impact investment with particular emphasis on long-term investment in strategic sectors of the economy that create economic prosperity and social wealth. He is a published and respected author in the area of public-private partnerships.

Since 2019, he has conducted business development activities for various companies looking to engage governments and organizations that use ammonia, fuel cells, hydrogen, and hydrogen combustion technology. Corollary activities included driving growth organically and through the strategic acquisition of utility-scale renewable energy assets in the United States and abroad over the next five years.

Eugene Nichols, age 74, member of the Board of Directors, Secretary, Treasurer

Eugene Nichols has served as a director of our Company since inception. Mr. Nichols has 27 years of sales, management, and marketing experience with Abbot Laboratories (NYSE:ABT). From April 2019 to August 2020, Mr. Nichols was a Director for Acqusalut Inc., that filed a Regulation A offering to raise funds from the public to produce live entertainment shows. Due to COVID-19, the business plan could not be executed. Thus, in August 2020, Acqusalut Inc., merged with a biotech company called XEME Biopharma Inc., and changed its name to XEME Biopharma Holdings Inc. In August 2018 he joined as a Director for Mfusion Corp. that was also set up to produce live entertainment shows, focusing on raising funds via selling a Digital Coin of Mfusion, which is convertible into shares of Mfusion Corp. In August of 2020, Mfusion Corp. was sold to two entrepreneurs who are in the process of beginning a CBD-Coffee business. He was also a Director for Capax Inc. from February 2017 to May 2018, during which time Capax filed a prospectus with the SEC to take Capax Inc. public. In May 2018, Capax Inc. merged with Reborn Global Holdings Inc., a business in the wholesale and retail coffee industry, in a reverse merger and changed its name to Reborn Coffee Inc as part of that merger with Reborn Global Holdings Inc., management taking over the management of Reborn Coffee Inc. From October 2013 to January 2017, Mr. Nichols served as the President and a member of the Board of Directors for NGFC Equities Inc. (“NGFC”) a public company that was listed on the OTCQB under the ticker “NGFF.” In January 2017, NGFC was reverse merged with ARC.

Goran Antic, age 47, Member of the Board of Directors

Goran Antic has been a director of our Company since inception. He began his career with Getinge Sterilization factory (division of Getinge Group), a public company based in Sweden which is one of the largest medical supply companies in the world in 1990 as an assembler and then moved to the testing department of Getinge Group in 1995. He worked in that division till 1999 and then was promoted to be an international service engineer of Getinge Sweden which is another subsidiary of Getinge Group. In 2005, Mr. Antic was transferred to Getinge International branch in Miami, Florida as a service manager for Latin America and Caribbean islands. Mr. Antic began ECI-LATAM Inc. in April of 2014 with an agreement with Getinge International to serve the same client base through his own company, ECI-LATAM Inc., Mr. Antic had his education as an electronic engineer at Kattegat Institution in Halmstad, Sweden.

From April 2019 to August 2020, Mr. Antic was a Director for Acqusalut Inc., that filed a Regulation A offering to raise funds from the public to produce live entertainment shows. Due to COVID-19, the business plan could not be executed. Thus, in August 2020, Acqusalut Inc., merged with a biotech company called XEME Biopharma Inc., and changed the name to XEME Biopharma Holdings Inc. In August 2018 he joined as a Director for Mfusion Corp. that was also set up to do live entertainment shows focusing on raising funds via selling a Digital Coin of Mfusion which is convertible to the shares of Mfusion Corp., that in August of 2020, the management of Mfusion Corp., sold to two entrepreneurs who are in the process of beginning CBD-Coffee business. He was also a Director for Capax Inc. from February 2017 to May 2018 during which time Capax filed a prospectus with the SEC to take Capax Inc. public. In May 2018, Capax Inc. merged with Reborn Global Holdings Inc. in the business of wholesale and retail coffee sales in a reverse merge and changed its name to Reborn Coffee Inc as part of that merger with Reborn Global Holdings Inc., management taking over the management of Reborn Coffee Inc.

Director Qualifications

The following is a discussion for each director of the specific experience, qualifications, attributes or skills that lead our board of directors to conclude that each individual is qualified to serve as a director of our Company.

Mark C. Jensen – Mr. Jensen’s experience in founding ARC and completing a successful listing on NASDAQ were factors considered by the board of directors. Specifically, the board of directors viewed favorably his role in setting up a Special Purpose Acquisition Company “American Acquisition Opportunity” (NASDAQ: AMAOU) in reaching its conclusion.

Andrew Weeraratne – Mr. Weeraratne’ s experience in founding and filing a prospectus to take public NGFC Equities Inc. before merging it successfully with ARC, founding Capax Inc. and filing a prospectus with the SEC before merging it with Reborn Coffee Inc. and his experience founding additional companies engaged in securities offerings and his previous public company Chief Financial Officer experience were factors considered by the board of directors. Specifically, the board of directors viewed favorably his roles at China Direct, Inc., and J2 Communication Inc (with the brand name National Lampoon) as a financial advisor working with the Embassy of the United States of America in Iraq, and as a CPA in private practice in reaching its conclusion.

Eugene Nichols – Mr. Nichols’s career as an entrepreneur and his involvement in various start-ups were factors considered by the board of directors. Specifically, the board of directors viewed favorably his role as a founder of publicly-traded companies, including NGFC Equities Inc., taking it public and merging with a bigger private company, along with his roles at Communication Exchange Inc., Visa Exchange Inc., Foxfire Golf Course, Power Management Electrical Consultants in reaching its conclusion.

Goran Antic – Mr. Antic’s long career with one major Swedish public company Getinge group in Sweden that is a leader in international market and his fluency in various languages and cultures were factors considered by the board of directors. Specifically, the board of directors viewed his entrepreneurial skills in setting up ECI Latam Inc., merging with NGFC Equities Inc. in reaching its conclusion.

Byron E. Price – Mr. Price’s long career in public service as professor of public administration, his service in the U.S. Army as Deputy Commander, Executive and Training Officer, international travels in the lecture circuit regarding public/private partnerships and his experience in business development activities were taken into consideration by the board of directors in reaching its conclusion.

In addition to each of the individual skills and backgrounds described above, the board of directors also concluded that each of these individuals will continue to provide knowledgeable advice to our other directors and to senior management on numerous issues facing our Company and on the development and execution of our strategy.

We expect to expand our board of directors in the future to include additional independent directors. In adding additional members to our board of directors, we will consider each candidate’s independence, skills and expertise based on a variety of factors, including the person’s experience or background in management, finance, regulatory matters and corporate governance. Further, when identifying nominees to serve as a director, we expect that our board of directors will seek to create a board of directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.

Director Compensation

We have not established standard compensation arrangements for our directors and the compensation payable to each individual for their service on our Board will be determined from time to time by our board of directors based upon the amount of time expended by each of the directors on our behalf. Currently, executive officers of our company who are also members of the board of directors do not receive any compensation specifically for their services as directors.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the executive officers who served at the end of the periods of September 30, 2020 to April 30, 2021, for services rendered in all capacities to us. The listed individuals shall hereinafter be referred to as the “Named Executive Officers.” Currently, we have no employment agreements with any of our Directors or Officers. Compensation for the future will be determined when and if additional funding is obtained.

Summary Compensation Table – Officers

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
		Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive plan compensation	Change in Pension Value and Nonqualified deferred compensation earnings	All other Compensation	Total
Name and principal position	Year	($)	($)	($)	($)	($)	($)	($)	($)
I. Andrew Weeraratne (1),CEO, CFO	2020	-0	-0-	-0-	-0-	-0-	-0-	-0-	-0
I. Andrew Weeraratne,CEO, CFO	2021	-0	-0-	-0-	-0-	-0-	-0-	-0-	-0
(1)
There is no employment contract with Mr. Andrew Weeraratne at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future. The amount of value for the services of Mr. Weeraratne was determined by agreement for shares in which he received as a founders for (1) control, (2) willingness to serve on the Board of Directors and (3) participation in the foundational days of the

Company. The amount received by Mr. Weeraratne is not reflective of the true value of the contributed efforts by Mr. Weeraratne and was arbitrarily determined by the Company.

(2)
Does not include 4,079,980 shares of Common Stock purchased by Mr. Weeraratne for $0.0001 per share when he founded the Company in September 2020.

Director Compensation Table

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
	Fees earned or paid in cash	Stock Awards	Option Award(s)	Non-equity Incentive plan compensation	Change in Pension Value andNonqualified deferred compensation earnings	All other Compensation	Total
Name and principal position	($)	($)	($)	($)	($)	($)	($)
Mark C. Jensen Chairman of the Board of Directors	-0-	-0-	-0-	-0-	-0-	-0-	-0-
I. Andrew Weeraratne CEO/CFO	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Eugene Nichols Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Goran Antic Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Byron E. Price Director	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our executive officers and any other persons performing similar functions. This Code provides written standards that we believe are reasonably designed to deter wrongdoing and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, and full, fair, accurate, timely and understandable disclosure in reports we file with the SEC. A copy of our Code of Business Conduct and Ethics has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Committees of our Board of Directors and the Role of our Board in Risk Oversight

Our board of directors has determined to facilitate the oversight and the communication between senior management and the board of directors regarding risk of operations and management, which the board of directors believes strengthens its risk oversight activities. As we begin our operations, due to lack of funds to recruit staff, a few important positions are being held by the CEO of the Company.. However, we plan to diversify those roles as we raise capital and progress as a viable company.

Mr. Weeraratne has served as our Chief Executive Officer and the Chief Financial Officer as well as our Chairman of the Board of Directors until March of 2021, at which point Mark Jensen took over the role of Chairman of the Board of Directors.

Three directors of the Company, Mr. Nichols, Mr. Price and Mr. Antic, are considered independent directors under the rules of the Exchange. The board of directors oversees our business affairs and monitors the performance of management. In accordance with our corporate governance principles, the board of directors does not involve itself in day-to-day operations. Our independent directors keep informed through discussions with our executive officers and by reading the reports and other materials that we may send them and by participating in board of directors meetings.

We have established an Audit Committee and a Compensation Committee, appointing Eugene Nichols and Gorant Antic to chair each of the Committees, respectively, in compliance with the Exchange’s rules.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our shareholders, including the minimum qualifications for director candidates, nor has our board of directors established a process for identifying and evaluating director nominees. Further, when identifying nominees to serve as director, while we do not have a policy regarding the consideration of diversity in selecting directors, however, at such time as we expand our board of directors, our board of directors will seek to create a board of directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our shareholders, including the procedures to be followed. Our board of directors has not considered or adopted any of these policies as we have never received a recommendation from any shareholder for any candidate to serve on our board of directors. Given our relative size and lack of directors and officers insurance coverage, we do not anticipate that any of our shareholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our board of directors will participate in the consideration of director nominees. In considering a director nominee, it is likely that our board of directors will consider the professional and/or educational background of any nominee with a view towards how this person might bring a different viewpoint or experience to our board of directors.

Currently, our Audit Committee has only one member. In order to comply with the Exchange’s rule, prior to the consummation of this offering. we will appoint two additional independent directors as members of the Audit Committee, including an audit committee financial expert within the meaning of Item 401(e) of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee or board of directors who:

●
understands generally accepted accounting principles and financial statements;

●
is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves;

●
has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements;

●
understands internal controls over financial reporting; and

●
understands audit committee functions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the shares of our Common Stock as of June 2, 2021, by: (i) each of our named executive officers and current directors, (ii) all of our current executive officers and directors as a group and (iii) each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock. Unless otherwise specified, the address of each beneficial owner listed in the table is c/o Novusterra Inc., 561 NE 79th Street, Suite 325, Miami, FL 33138.

Name	Number of Common Stock Beneficially Owned (1)	Percent of Common Stock Owned (2)	Voting Control by Officers & Directors	Percent of Voting Control by Officers & Directors (3)
Officers and Directors

Mark C Jensen	-	-%	-	-%

Andrew Weeraratne (4)	4,082,389	38.95%	4,082,389	38.95%

Eugene Nichols (5)	118,530	1.13%	118,530	1.13%

Goran Antic	43,712	0.42%	43,712	0.42%

Byron E Price	-	-%	-	-%

All Directors and Officers as a Group (4 persons)	4,244,631	40.50%	4,244,631	40.50%

5% Holders

American Resources Corp.	5,233,333	49.93%	5,233,333	49.93%

All Directors, Officers and 5% Holders as a Group (5 persons)	9,477,964	90.43%	9,477,964	90.43%

(1)
A person is deemed to be the beneficial owner of securities that can be acquired by such a person within 60 days from June 2, 2021, upon exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such a person (but not those held by any other person) and are exercisable within 60 days from that date have been exercised.

(2)
Percentage is based on the 10,481,341 common shares outstanding as of June 2, 2021.

(3)
Percentage is based on the 10,481,341 common shares outstanding as of June 2, 2021.

(4)
Includes 6,667 common shares held by Mr. Weeraratne’s spouse.

(5)
Includes 6,667 common shares held by Mr. Nichols’ spouse.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

I. Andrew Weeraratne (“AW”), who founded the Company in September 2020, bought 3,666,667 shares of common stock from the Company at a price of $0.0003 per share. AW also purchased an additional 762,667 shares of common stock for $0.0003 per share, which he distributed to certain of his business associates that he believed could assist with the Company’s operations. Kazuko Kusunoki (“KK”), AW’s spouse, was given 6,667 common shares from the above-mentioned share distribution, as she joined the Company part-time as its Vice President of Administration. On January 12, 2021, AW and KK received an additional 408,314 and 742 common shares, respectively, as the Company gave all shareholders a stock dividend.

Mr. Eugene Nichols (“EN”), is a founder and organizer of the Company and our Secretary and Treasurer and a Director. Mr. Nichols received 23,333 common shares in September 2020, which are included in the 762,667 common shares mentioned above that were distributed by AW. Evelyn Nichols, EN’s spouse, purchased 6,667 common shares at a price of $0.003 per share when she joined the Company as the part-time marketing director in September 2020. On January 12, 2021, EN and Evelyn Nichols received an additional 1,856 and 742 common shares, respectively, as the Company gave all shareholders a stock dividend.

Mr. Goran Antic (“GA”), is a founder and organizer of the Company and a Director. Mr. Antic has received no compensation for his role as a founder. He received 6,667 common shares in September 2020, which are included in the 762,667 common shares mentioned above that were distributed by AW. On January 12, 2021, GA received an additional 742 common shares as the Company gave all shareholders a stock dividend.

In a private placement transaction completed by the Company in October 2020, EN and GA purchased 16,667 and 26,667 shares of common stock, respectively, at a price of $0.09 per share. In connection with the Company’s stock dividend paid on January 2021, EN and GA received an additional1,856 and 2,970 common shares, respectively. In a private placement transaction completed by the Company in April 2021, EN purchased an additional 66,667 shares at $1.50 per share. In the same private placement, GA purchased an additional 6,667 shares of common stock at $1.50 per share.

Director Independence

Mr. Nichols, Mr. Antic and Mr. Price are considered independent within the Exchange’s director independence standards.

LEGAL MATTERS

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The validity of the securities offered by this prospectus will be passed upon for us by Law Office of Clifford J. Hunt P.A. Certain legal matters in connection with the offering were passed upon for the underwriter by Pryor Cashman LLP, New York, New York.

EXPERTS

Our financial statements as of December 31, 2020, and for the period of September 21, 2020 to December 31, 2020 included in this prospectus have been audited by Benjamin & Ko, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC the registration statement on Form S-1 under the Securities Act for the Common Stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement.

This registration statement on Form S-1, including exhibits, is available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office
100 F. Street, N.E., Room 1580
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by Florida law and our bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

Limitation on Liability

The Florida Business Corporation Act permits, but does not require, corporations to indemnify a director, officer or control person of the corporation for any liability asserted against him or her and liability and expenses incurred by him or her in their capacity as a director, officer, employee or agent, or arising out of her status as such, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, unless the articles of incorporation provide otherwise, whether or not the corporation has provided for indemnification in its articles of incorporation. Our articles of incorporation have no separate provision for indemnification of directors, officers, or control persons.

Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the SEC, such limitation or indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

NOVUSTERRA INC.
SHARES OF COMMON STOCK

PROSPECTUS

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or any of the underwriters. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

________________, 2021

FINANCIAL STATEMENTS

NOVUSTERRA INC.
(a development stage company)

Period December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Novusterra, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Novusterra, Inc. (the “Company”) as of December 31, 2020, and the related statement of operations, stockholders’ equity, and cash flows for the period September 21, 2020 (date of formation) to December 31, 2020. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period September 21, 2020 (date of formation) to December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

The report of our independent registered public accounting firm for Novusterra, Inc. for the period September 21, 2020 (date of formation) to December 31, 2020, included an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern as a result of recurring losses from operations and negative cash flows.

/s/ Benjamin & Ko
Santa Ana, CA
June 2, 2021
We have served as the Company’s auditor since 2020

Balance Sheets

December 31, 2020
ASSETS
Current assets:
Cash	$12,347
Total current assets	12,347
Total assets	$12,347
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued interest	$56
Total current liabilities	56
Loan from shareholder	6,482
Total liabilities	6,538
Commitments and Contingencies
Stockholders' equity
Preferred Stock, no par value, 400,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2020	-
Class A Common Stock, no par value, 2,400,000,000 shares authorized; 2,498,000 shares issued and outstanding at December 31, 2020	7,247
Class B Common Stock, no par value, 200,000,000 shares authorized; 11,000,000 shares issued and outstanding at December 31, 2020	1,100
Accumulated deficit	(2,538)
Total stockholders' equity	5,809
Total liabilities and stockholders' equity	$12,347

See accompanying financial statements notes

 Statement of Operations

September 21, 2020 (date of formation) to December 31, 2020	Amount
Net revenues:
Net revenue	$-
Cost of goods sold	-
Gross profit	-
Operating expenses:
General and administrative	2,482
Total operating costs and expenses	2,482
Loss from operations	(2,482)
Other expense:
Interest expense	(56)
Total other expense, net	(56)
Loss before income taxes	(2,538)
Provision for income taxes	-
Net loss	$(2,538)

Earnings (loss) per share:
Basic and diluted	$(0.00)

Weighted average number of common shares outstanding:
Basic and diluted	13,055,118

See accompanying financial statements notes

Statement of Stockholders’ Equity

	Common Stock
	Class A		Class B
	Shares	Amount	Shares	Amount	Accumulated Deficit	Total Shareholders' Deficit
Balance – September 21, 2020 (date of formation)	-	$-	-	$-	$-	$-
Common stock issued	2,498,000	7,247	11,000,000	1,100	-	8,347
Net loss	-	-	-	-	(2,538)	(2,538)
Balance as of December 31, 2020	2,498,000	$7,247	11,000,000	$1,100	$(2,538)	$5,809

See accompanying financial statements notes

Statements of Cash Flows

September 21, 2020 (date of formation) to December 31, 2020	Amount
Cash flows from operating activities:
Net loss	$(2,538)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Stock issued for service	1,000
Changes in operating assets and liabilities:
Accrued interest	56
Net cash used in operating activities	(1,482)

Cash flows from investing activities:	-

Cash flows from financing activities:
Proceeds from loan on shareholder	6,482
Proceeds from issuance of common stock	7,347
Net cash provided by financing activities	13,829

Net increase in cash	12,347

Cash at beginning of period	-

Cash at end of period	$12,347

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Interest	$-
Income taxes	$-

See accompanying financial statements notes

NOVUSTERRA, INC.
Notes to Financial Statements

1.
NATURE OF OPERATIONS

Novusterra, Inc., (the “Company”) was incorporated on September 21, 2020 in the State of Florida. The Company began its operation with a plan to build a Rare Earth Element (REE) processing facility to process & refine rare earth material to be used for various purposes.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representation of the company’s management who are responsible for the integrity and objectivity of the financial statements. These accounting policies confirm to accounting principles generally accepted in the United State of America (“GAAP”) and have been consistently applied in the preparation of the financial statements.

Basis of Presentation and Consolidation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, which is based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates may include, but are not limited to, the estimated useful lives of property and equipment, patent and trademark, the ultimate collection of accounts receivable and accrued expenses. Actual results could materially differ from those estimates.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense amounted to $0 for the period September 21, 2020 (date of formation) to December 31, 2020.

Cash and Cash Equivalents

The Company considers all deposits with financial institutions and all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents at December 31, 2020.

Fair Value of Financial Instruments

The Company records its financial assets and liabilities at fair value, which is defined under the applicable accounting standards as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measure date.  The Company uses valuation techniques to measure fair value, maximizing the use of observable outputs and minimizing the use of unobservable inputs.  The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs include management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.  The inputs are unobservable in the market and significant to the instrument's valuation.

As of December 31, 2020, the Company believes that the carrying value of cash and liabilities approximate fair value due to the short maturity of theses financial instruments. The financial statements do not include any financial instruments at fair value on a recurring or non-recurring basis.

Income Taxes

Income taxes include U.S. federal and state income taxes currently payable and deferred income taxes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of enactment.  Deferred income tax expense represents the change during the year in the deferred tax assets and liabilities.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company plans to file its initial tax return for December 2020. Management believes that the Company’s income tax filing positions will be sustained on audit and does not anticipate any adjustments that will result in a material change. Therefore, no reserve for uncertain income tax positions has been recorded. The Company’s policy for recording interest and penalties, if any, associated with income tax examinations will be to record such items as a component of income taxes.

Related Party Policies

In accordance with FASB ASC 850 related parties are defined as either an executive, director or nominee, greater than 10% beneficial owner, or an immediate family member of any of the proceeding. Transactions with related parties are reviewed and approved by the directors of the Company, as per internal policies.

Stock-based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally 0 to 5 years) using the straight-line method. Stock compensation to employees is accounted for under ASC 718 and stock compensation to non-employees is accounted for under 2018-07.

3.
LOAN PAYABLE – RELATED PARTIES

On September 21, 2020, the founder and major shareholder of the Company, Andrew Weeraratne, loaned the Company $5,000 at 4% interest to be accrued and compounded quarterly. He continued to pay certain expenses belong to the Company and as of December 31, 2020 has a loan principal balance of $6,482. The Company has accrued interest expenses of $56 for the period ending December 31, 2020.

4.
EARNINGS PER SHARE

The Company calculates earnings per share in accordance with ASC 260, “Earnings Per Share,” which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Dilutive earnings per share is computed on the basis of the weighted average number of shares plus potentially dilutive common shares which would consist of stock options outstanding (using the treasury method), which was none since the Company had net losses and any additional potential shares would be antidilutive.

The following table sets forth the computation of basic and diluted net income per common share:

September 21, 2020 (date of formation) to December 31, 2020	Amount

Net loss	$(2,538)
Dividends	-
Stock option	-

Adjusted net income (loss) attribution to stockholders	$(2,538)

Weighted-average shares of common stock outstanding
Basic and Diluted	13,055,118

Net income (loss) attribute to shareholders per share
Basic and Diluted	$(0.00)

5.
EQUITY

The Company has 3,000,000,000 authorized shares of capital stock, which consists of (i) 2,400,000,000 shares of Class A common stock, at no par value per share; (ii) 200,000,000 shares of Class B common stock, at no par value per share; and (iii) 400,000,000 shares of preferred stock, at no par value per share.

The holders of Class A common stock shall be entitled to one vote per share and shall be entitled to dividends as shall be declared by the Company’s Board of Directors from time to time.  Each share of Class B common stock shall entitle the holder thereof to 10 votes for each one vote per share of Class A common stock, and with respect to such vote, shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the bylaws of this corporation, and shall be entitled to vote, together as a single class with holders of Class A common stock with respect to any question or matter upon which holders of Class A common stock have the right to vote. Class B common stock shall also entitle the holders thereof to vote as a separate class as set forth herein and as required by law. Holders of Class B common stock shall be entitled to dividends as shall be declared by its Board of Directors from time to time at the same rate per share as the Class A common stock. The holders of the Class B common stock shall have the right to convert each one of their shares to one share of Class A common stock automatically by surrendering the shares of Class B common stock to the Company.

As of December 31, 2020 the Company has 11,000,000 Class B common stock outstanding 2,498,000 Class A common stock outstanding.

On September 24, 2020 Andrew Weeraratne, Chief Executive Officer and the Chief Financial Officer of the Company, bought 11,000,000 Class B common stock at $0.0001 per share that he paid to the company $1,100.

5.
EQUITY (continued)

On September 24, 2020 The Board of Directors approved a list of persons who they believe could help them with the operation of the company, issuing 2,268,000 Class A common shares at $0.0001 per share with the price of $227 being paid by Andrew Weeraratne.

On September 30, 2020, the Company issued a newly hired officer 20,000 Class A common shares at $0.001 per shares with the price of $20 being paid by Andrew Weeraratne.

During the month of October, the Company issued 200,000 Class A common shares to 5 associated individuals at $0.03 per shares for a total price of $6,000.

December 31, 2020 the Company issued 10,000 Class A common stock to the legal counsel for legal fee of $1,000.

6.
INCOME TAX PROVISION

The Company did not have material income tax provision (benefit) because of net loss and valuation allowances against deferred income tax provision for the year ended December 31, 2020.

A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:
Description	Rate

Statutory federal rate	21.00%
State income taxes net of federal income tax benefit and others	0.00%
Permanent differences for tax purposes and others	0.00%
Change in valuation allowance	-21.00%

Effective tax rate	0.00%

The income tax benefit differs from the amount computed by applying the U.S. federal statutory tax rate of 21%, primarily due to the change in the valuation allowance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of deferred tax assets and liabilities are as follows:

September 21, 2020 (date of formation) to December 31, 2020	Amount

Deferred tax assets:
Net operating loss	$533
Other temporary differences	-

Total deferred tax assets	533
Less - valuation allowance	(533)

Total deferred tax assets	$-

6.
INCOME TAX PROVISION (continued)

At December 31, 2020, the Company had available net operating loss carryovers of approximately $533. Per the Tax Cuts and Jobs Act (TCJA) implemented in 2018, the two-year carryback provision was removed and now allows for an indefinite carryforward period. The carryforwards are limited to 80% of each subsequent year's net income. As a result, net operating loss may be applied against future taxable income and expires at various dates subject to certain limitations. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not that some or all of the deferred tax asset may not be realized.

At year ending December 31, 2020, the Company had cumulative net operating loss carryforwards for federal tax purposes of approximately $533. In addition, the Company had state tax net operating loss carryforwards of approximately $0. The carryforwards may be applied against future taxable income and expires at various dates subject to certain limitations.

7.
RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

September 24, 2020, the Company borrowed $5,000 from its founder and the major shareholder at 4% annual interest to be accrued and compounded quarterly. He added additional $1,482 to that loan at the same rate of interest as of December 31,2020.

The Company’s office space for its principal corporate office located at 7135 Collins Ave No. 624, Miami, FL 33141 is provided by Chief Executive Officer at no charge.

8.
COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company’s office space for its principal corporate office located at 7135 Collins Ave No. 624, Miami, FL 33141 is provided by Chief Executive Officer at no charge.

 Contingencies

The Company is subject to various legal proceedings from time to time as part of its business. As of December 31, 2020, the Company was not currently party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

9.
GOING CONCERN

The financial statements has been prepared on the going concern basis which assumes the company and consolidated entity will have sufficient cash to pay its debts as and when they become payable for a period of at least 12 months from the date the financial report was authorized for issue.

The Company was set up on September 21, 2020 and has suffered losses from operations so far and currently has $12,347 in cash in bank. The Company may not have any revenue until it raises funds from the current offering. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. However, it will need to raise the funds through sale of its securities or through loans from third parties. The Company does not have any commitments or arrangements from any person to provide it with any additional capital. If additional financing is not available when needed, the Company may need to cease operations. The Company may not be successful in raising the capital needed to expand or develop operations. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern. The accompanying financial statements have been prepared assuming the Company will continue as a going concern; no adjustments to the financial statements have been made to account for this uncertainty.

10.
SUBSEQUENT EVENTS

On March 19, 2021 the Company held a special stockholders meeting with the majority approving a resolution to sign two agreements with American Resources Corp (ARC) currently trading on the NASDAQ under the stock symbol “AREC,” to issue ARC 10,000,000 Class B shares and 5,700,000 Class A shares of the Company, comprising 51.14% of ownership and 87.57% of voting power of the Company in exchange for ARC agreeing to form a joint venture with the Company whereby the Company will receive 50% profits of Graphene manufacturing that ARC owns through the ownership of patented technology. This agreement will give the rights to ARC to change the Board of Directors. Andrew Weeraratne (AW) will resign from the Chairman positions but will stay on as the CEO/CFO. Upon signing of the agreements, AW converted 11,000,000 Class B shares he owned to Class A shares of the Company.

Also approved was to sign a Graphene Development Agreement for the Company to raise funds to develop and market Graphene made through ARC owned patented technology with value of approximately $470,000 that ARC sublicensed to the Company. Due to this agreement the Company will change its main operations from Rare Earth Element Processing Factory building to building a manufacturing plant to make Graphene and market them using the patented technology currently owned by ARC. Also, this agreement provides that the Company shares the operating profits from this Graphene manufacturing and marketing business 50% each with ARC.

At a Board of Directors’ meeting held on April 4, 2021, the Board agreed to withdraw the Reg A currently filed and file an S-1 prospectus instead to raise $10,000,000. Also agreed to do a Reg D offering to raise $300,000 selling 600,000 common shares at $0.50 each. The Company closed that Reg D offering on the 7th of April having received subscriptions to sell 669,023 shares for $334,512. Also approved in that meeting was to do a reverse split of 1 share for each 3 shares with common shareholders voting amounting to 91.83% of total votes sufficient for the adoption of the amendments after the closing of the Reg D offering and prior to filing the S-1.

The Company had a special stockholder meeting attended by majority shareholders of the Company to vote for the Company to amend the Company’s Articles of Incorporation to eliminate the designation of Class B shares and increase the Class A shares to be 2,600,000,000 with Preferred stock to remain 400,000,000 and thus total authorized shares remaining at 3,000,000,000 was adopted by 28,191,667 votes with Class B and Class A common shareholders voting as one group amounting to 91.83% of total votes sufficient for the adoption of the amendments.

On April 15, 2021, the Company signed an amendment to the sublicense agreement with ARC to the sublicense agreement that the Company signed with ARC on April 4, 2021, which mostly addressed the payment process by the Company to ARC to be paid on a monthly basis when the Company begins to make profits from Graphene Sales.

NOVUSTERRA INC.
Condensed Financial Statements

As of March 31, 2021 and December 31, 2020, and
for the Three Months Ended March 31, 2021

CONDENSED BALANCE SHEETS

	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$11,347	$12,347
Total current assets	11,347	12,347

Intangible assets	471,000	-

Total assets	$482,347	$12,347
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued interest	$121	$56
Total current liabilities	121	56

Loan from shareholder	6,482	6,482
Total liabilities	6,603	6,538
Commitments and Contingencies
Stockholders' equity
Preferred Stock, no par value, 400,000,000 shares authorized; 0 shares issued and outstanding at March 31, 2021 and December 31, 2020	-	-
Class A Common Stock, no par value, 2,400,000,000 shares authorized; 20,700,000 shares and 2,498,000 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	179,347	7,247
Class B Common Stock, no par value, 200,000,000 shares authorized; 10,000,000 and 11,000,000 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	300,000	1,100
Accumulated deficit	(3,603)	(2,538)
Total stockholders' equity	475,744	5,809
Total liabilities and stockholders' equity	$482,347	$12,347

See accompanying condensed financial statements notes

CONDENSED STATEMENTS OF OPERATIONS

Three Months Ended March 31, 2021
Net revenues:
Net revenue	$-
Cost of goods sold	-
Gross profit	-
Operating expenses:
General and administrative	944
Total operating costs and expenses	944
Loss from operations	(944)
Other expense:
Interest expense	(121)
Total other expense, net	(121)
Loss before income taxes	(1,065)
Provision for income taxes	-
Net loss	$(1,065)

Earnings (loss) per share:
Basic and diluted	$(0.00)

Weighted average number of common shares outstanding:
Basic and diluted	13,689,133

See accompanying condensed financial statements notes

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock					Total
	Class A		Class B		Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Deficit	Deficit
Balance - December 31, 2020	2,498,000	$7,247	11,000,000	$1,100	$(2,538)	$5,809
Exchange of Class B for Class A common stock	11,000,000	1,100	(11,000,000)	(1,100)	-	-
Issuance of common stock for license agreement	5,700,000	171,000	10,000,000	300,000	-	471,000
Stock dividend distribution	1,502,000	-	-	-	-	-
Net loss	-	-	-	-	(1,065)	(1,065)
Balance – March 31, 2021	20,700,000	$179,347	10,000,000	$300,000	$(3,603)	$475,744

See accompanying condensed financial statements notes

CONDENSED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2021
Cash flows from operating activities:
Net loss	$(1,065)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Stock issued for service	-
Changes in operating assets and liabilities:
Accrued interest	65
Net cash provided by (used in) operating activities	(1,000)

Net increase (decrease) in cash	(1,000)

Cash at beginning of period	12,347

Cash at end of period	$11,347

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Interest	$-
Income taxes	$-
Non-cash investing and financing activities:
Common Stock issued for intangible assets	$471,000

See accompanying condensed financial statements notes

1.
NATURE OF OPERATIONS

Novusterra, Inc., (the “Company”) was incorporated on September 21, 2020 in the State of Florida. The Company began its operation with a plan to build a Rare Earth Element (REE) processing facility to process & refine rare earth material to be used for various purposes.

On March 19, 2021 the Company held a special stockholders meeting with the majority approving a resolution to sign two agreements with American Resources Corp (ARC) currently trading on the NASDAQ under the stock symbol “AREC,” to issue ARC 10,000,000 Class B shares and 5,700,000 Class A shares of the Company, comprising 51.14% of ownership and 87.57% of voting power of the Company in exchange for ARC agreeing to form a joint venture with the Company whereby the Company will receive 50% profits of Graphene manufacturing that ARC owns through the ownership of patented technology and to sublicense the technology to the Company. This agreement will give the rights to ARC to change the Board of Directors. Andrew Weeraratne (AW) will resign from the Chairman positions but will stay on as the CEO/CFO. Upon signing of the agreements, AW converted 11,000,000 Class B shares he owned to Class A shares of the Company.

The second agreement is a Graphene Development Agreement for the Company to raise funds to develop and market Graphene made through ARC owned patented technology. Due to this agreement the Company will change its main operations from Rare Earth Element Processing Factory building to building a manufacturing plant to make Graphene and market them using the patented technology currently owned by ARC. Also, this agreement provides that the Company shares the operating profits from this Graphene manufacturing and marketing business 50% each with ARC.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the company’s management who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United State of America (“GAAP”) and have been consistently applied in the preparation of the financial statements.

Basis of Presentation and Consolidation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, which is based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates may include, but are not limited to, the estimated useful lives of property and equipment, patent and trademark, the ultimate collection of accounts receivable and accrued expenses. Actual results could materially differ from those estimates.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense amounted to $0 for the three months ended March 31, 2021.

Cash and Cash Equivalents

The Company considers all deposits with financial institutions and all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents at March 31, 2021 and December 31, 2020.

Fair Value of Financial Instruments

The Company records its financial assets and liabilities at fair value, which is defined under the applicable accounting standards as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measure date.  The Company uses valuation techniques to measure fair value, maximizing the use of observable outputs and minimizing the use of unobservable inputs.  The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs include management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.  The inputs are unobservable in the market and significant to the instrument's valuation.

As of March 31, 2021 and December 31, 2020, the Company believes that the carrying value of cash and liabilities approximate fair value due to the short maturity of theses financial instruments. The financial statements do not include any financial instruments at fair value on a recurring or non-recurring basis.

Income Taxes

Income taxes include U.S. federal and state income taxes currently payable and deferred income taxes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of enactment.  Deferred income tax expense represents the change during the year in the deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company plans to file its initial tax return for the period ended December 31, 2020. Management believes that the Company’s income tax filing positions will be sustained on audit and does not anticipate any adjustments that will result in a material change. Therefore, no reserve for uncertain income tax positions has been recorded. The Company’s policy for recording interest and penalties, if any, associated with income tax examinations will be to record such items as a component of income taxes.

Related Party Policies
In accordance with FASB ASC 850 related parties are defined as either an executive, director or nominee, greater than 10% beneficial owner, or an immediate family member of any of the proceeding. Transactions with related parties are reviewed and approved by the directors of the Company, as per internal policies.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally 0 to 5 years) using the straight-line method. Stock compensation to employees is accounted for under ASC 718 and stock compensation to non-employees is accounted for under 2018-07.

3.
INTANGIBLE ASSETS

On March 19, 2021, the Company executed two agreements with ARC in exchange for 5,700,000 Class A shares and 10,000,000 Class B shares of the Company. Based on a recent sale of equity at $0.03 per share these shares were valued at $471,000 and the entire amount is classified as intangible assets. Due to this agreement the Company will change its main operations from Rare Earth Element Processing Factory building to building a manufacturing plant to make Graphene and market them using the patented technology currently owned by ARC.

4.
LOAN PAYABLE– RELATED PARTY

On September 21, 2020, the founder and major shareholder of the Company, Andrew Weeraratne, loaned the Company $5,000 at 4% interest to be accrued and compounded quarterly. He continued to pay certain expenses of the Company and as of March 31, 2021 and December 31, 2020 the Company has a loan principal balance of $6,482 to him. The Company has accrued interest totaling of $121 for the three months ended March 31, 2021.

5.
EARNINGS PER SHARE

The Company calculates earnings per share in accordance with ASC 260, “Earnings Per Share,” which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Dilutive earnings per share is computed on the basis of the weighted average number of shares plus potentially dilutive common shares which would consist of stock options outstanding (using the treasury method), which was none since the Company had net losses and any additional potential shares would be antidilutive.

The following table sets forth the computation of basic and diluted net income per common share:

Three Months Ended March 31, 2021

Net loss	$(1,065)
Dividends	-
Stock options	-

Adjusted net income (loss) attribution to stockholders	$(1,065)

Weighted-average shares of common stock outstanding
Basic and Diluted	13,689,133

Net income (loss) attribute to shareholders per share
Basic and Diluted	$(0.00)

6.
EQUITY

The Company has 3,000,000,000 authorized shares of capital stock, which consists of (i) 2,400,000,000 shares of Class A common stock, at no par value per share; (ii) 200,000,000 shares of Class B common stock, at no par value per share; and (iii) 400,000,000 shares of preferred stock, at no par value per share.

The holders of Class A common stock shall be entitled to one vote per share and shall be entitled to dividends as shall be declared by the Company’s Board of Directors from time to time. Each share of Class B common stock shall entitle the holder thereof to 10 votes for each one vote per share of Class A common stock, and with respect to such vote, shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the bylaws of this corporation, and shall be entitled to vote, together as a single class with holders of Class A common stock with respect to any question or matter upon which holders of Class A common stock have the right to vote. Class B common stock shall also entitle the holders thereof to vote as a separate class as set forth herein and as required by law. Holders of Class B common stock shall be entitled to dividends as shall be declared by its Board of Directors from time to time at the same rate per share as the Class A common stock. The holders of the Class B common stock shall have the right to convert each one of their shares to one share of Class A common stock automatically by surrendering the shares of Class B common stock to the Company.

As of March 31, 2021 the Company has 10,000,000 Class B common stock outstanding 20,700,000 Class A common stock outstanding.

On January 12, 2021, the Company distributed stock dividends of 1,502,000 Class A shares to the Class A common stockholders.

On March 31, 2021, the Company converted 11,000,000 Class B shares to Class A shares.

On March 31, 2021, the Company issued 5,700,000 Class A shares and 10,000,000 Class B shares to ARC valued at $471,000 in exchange for entering into the two agreements.

7.
INCOME TAX PROVISION

The Company did not have material income tax provision (benefit) because of the net loss and valuation allowances against deferred income tax provision for the three months ended March 31, 2021.

A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

Description	Rate

Statutory federal rate	21.00%
State income taxes net of federal income tax benefit and others	0.00%
Permanent differences for tax purposes and others	0.00%
Change in valuation allowance	-21.00%

Effective tax rate	0.00%

The income tax benefit differs from the amount computed by applying the U.S. federal statutory tax rate of 21%, primarily due to the change in the valuation allowance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of deferred tax assets and liabilities are as follows:

	March 31, 2021	December 31, 2020

Deferred tax assets:
Net operating loss	$757	$533
Other temporary differences	-	-

Total deferred tax assets	757	533
Less - valuation allowance	(757)	(533)

Total deferred tax assets	$-	$-

At March 31, 2021 and December 31, 2020, the Company had available net operating loss carryovers of approximately $3,603 and $2,538, respectively. Per the Tax Cuts and Jobs Act (TCJA) implemented in 2018, the two-year carryback provision was removed and now allows for an indefinite carryforward period. The carryforwards are limited to 80% of each subsequent year's net income. As a result, net operating loss may be applied against future taxable income and expires at various dates subject to certain limitations. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not that some or all of the deferred tax asset may not be realized.

8.
RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

September 24, 2020, the Company borrowed $5,000 from its founder and the major shareholder at 4% annual interest to be accrued and compounded quarterly. He made an additional loan of $1,482 during 2020 and the balance due including accrued interest is $6,603 and $6,538 at March 31, 2021 and December 31, 2021 respectively.

The Company’s office space for its principal corporate office located at 7135 Collins Ave No. 624, Miami Beach FL 33141 is provided by Chief Executive Officer at no charge.

9.
COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company’s office space for its principal corporate office located at 7135 Collins Ave No. 624, Miami Beach FL 33141 is provided by Chief Executive Officer at no charge.

Contingencies

The Company is subject to various legal proceedings from time to time as part of its business. As of March 31, 2021 and December 31, 2020, the Company was not currently party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

10.
GOING CONCERN

The financial statements has been prepared on the going concern basis which assumes the company and consolidated entity will have sufficient cash to pay its debts as and when they become payable for a period of at least 12 months from the date the financial report was authorized for issue.

The Company was set up on September 21, 2020 and has suffered losses from operations so far and currently has $11,347 of cash in bank. The Company may not have any revenue until it raises funds from the current offering. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. However, it will need to raise the funds through sale of its securities or through loans from third parties. The Company does not have any commitments or arrangements from any person to provide it with any additional capital. If additional financing is not available when needed, the Company may need to cease operations. The Company may not be successful in raising the capital needed to expand or develop operations. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern. The accompanying financial statements have been prepared assuming the Company will continue as a going concern; no adjustments to the financial statements have been made to account for this uncertainty.

11.
SUBSEQUENT EVENTS

At a Board of Directors’ meeting held on April 4, 2021, the Board agreed to withdraw the Reg A currently filed and file an S-1 prospectus instead to raise $10,000,000. Also the Board agreed to do a Reg D offering to raise $300,000 selling 600,000 common shares at $0.50 each. The Company closed that Reg D offering on the 7th of April having received subscriptions to sell 669,023 shares for $334,512. Also approved in that meeting was to do a reverse split of 1 share for each 3 shares with common shareholders voting amounting to 91.83% of total votes sufficient for the adoption of the amendments after the closing of the Reg D offering and prior to filing the S-1. This stock split has been given retroactive treatment in these financial statements and therefore all share and per share amounts have been adjusted for this split.

The Company had a special stockholder meeting attended by majority shareholders of the Company to vote for the Company to amend the Company’s Articles of Incorporation to eliminate the designation of Class B shares and increase the Class A shares to be 2,600,000,000 with Preferred stock to remain 400,000,000 and thus total authorized shares remaining at 3,000,000,000 was adopted by 28,191,667 votes with Class B and Class A common shareholders voting as one group amounting to 91.83% of total votes sufficient for the adoption of the amendments.

On April 15, 2021, the Company signed an amendment to the agreement with ARC, which mostly addressed the payment process by the Company to ARC to be paid on a monthly basis when the Company begins to make profits from Graphene sales.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Company, are as follows:

SEC registration fee	$
Nasdaq listing fee	$
FINRA filing fee	$
Printing expenses	$*
Legal Fees and Expenses	$100,000*
Accounting Fees and Expenses	$50,000*
Miscellaneous Expenses	$50,000*
Total	$*

* Estimate

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida Business Corporation Act permits, but does not require, corporations to indemnify a director, officer or control person of the corporation for any liability asserted against her and liability and expenses incurred by her in her capacity as a director, officer, employee or agent, or arising out of her status as such, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, unless the articles of incorporation provide otherwise, whether or not the corporation has provided for indemnification in its articles of incorporation. Our articles of incorporation have no separate provision for indemnification of directors, officers, or control persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

The following are all issuances of securities by the registrant since its formation in September 2020, which were not registered under the Securities Act. In each of these issuances the recipient represented that he or she was acquiring the shares for investment purposes only, and not with a view towards distribution or resale except in compliance with applicable securities laws. No general solicitation or advertising was used in connection with any transaction, and the certificate evidencing the securities that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption therefrom. Unless specifically set forth below, no underwriter participated in the transaction and no commissions were paid in connection with the transactions.

As shown on the table below, on September 24, 2020, the Company issued the following common stock as founders’ shares to the following officers and directors at $0.0003 per share for a total of $1,111.

Name	Title	# of Shares	Consideration ($)

I. Andrew Weeraratne	Chief Executive Officer	3,666,6667	$1,100.00

Eugene Nichols	Director	23,333	$7.00

Groan Antic	Director	6,667	$2.00

Kazuko Kusunoki	Vice President	6,667	$2.00

Also, on September 24, 2020 AW paid $221 to the Company to buy 762,667 shares of common stock at $0.0003 per share on behalf of a list of affiliates (including the directors and officers above) who AW believed could help the operations of the Company.

In October of 2020, in a private placement transaction, the Company sold to 5 close business associates 66,667 shares at $0.09 per share for a total of $6,000.

In April of 2021, in a private placement transaction, the Company sold 213,674 common shares to close business associates for a total of $320,512.

EXHIBITS

Exhibit No.	Description	Filed with
1.1	Form of Underwriting Agreement	Will be filed by Amendment

3.1	Articles of Incorporation Novusterra Inc.	Previously filed

3.2	Amended Articles of Incorporation Novusterra Inc.	Previously filed

3.3	Bylaws of Novusterra Inc.	Previously filed

5.1	Opinion of Counsel	Will be filed by Amendment

10.1	Form of Subscription Agreement	Previously filed

10.2	Agreement to issue the Company shares to American Resources Corp signed on 3- 31- 2021	Previously filed

10.3	Graphene Development Agreement signed with American Resources Corp on 3-31-21	Previously filed

14.1	Code of Conduct	Previously filed

14.2	Financial Code of Ethics	Previously filed

23.1	Consent of Auditor- Benjamin and Ko	Filed herewith

23.2	Consent of Counsel (included in Exhibit 5.1)	Previously filed

24.1	Powers of Attorney	Previously filed

99.1	Audit Committee Charter	Previously filed

99.2	Compensation Committee Charter	Previously filed

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, to:

(i)
include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registration of expenses incurred or paid by a director, officer or controlling person to the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.
That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6.
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 );

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the, State of Florida on June 11, 2021.

Novusterra Inc.

By:	/s/ I. Andrew Weeraratne
Name: I. Andrew Weeraratne
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
*	Chairman of the Board of Directors
Mark C. Jensen		June 11, 2021

/s/ I. Andrew Weeraratne	Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Accounting Officer)
I. Andrew Weeraratne		June 11, 2021

*	Director	June 11, 2021
Eugene Nichols

*	Director	June 11, 2021
Goran Antic

*	Director	June 11, 2021
Byron E Price

* Pursuant to power of attorney

By:
/s/ I. Andrew Weeraratne
I. Andrew Weeraratne
Attorney-in-Fact

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